 As filed with the Securities and Exchange Commission on June 8, 2005.

Registration No. 333-125065

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TAUBMAN CENTERS, INC.

(Exact name of registrant as specified in its charter)

Michigan	38-2033632
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

200 East Long Lake Road

Suite 300, P.O. Box 200

Bloomfield Hills, Michigan 48303-0200

(248) 258-6800

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Lisa A. Payne

Executive Vice President, Chief Financial and Administrative Officer

Taubman Centers, Inc.

200 East Long Lake Road

Suite 300, P.O. Box 200

Bloomfield Hills, Michigan 48303-0200

(248) 258-6800 (telephone)

(248) 258-7601 (facsimile)

(Name and address, including zip code, and telephone number,

including area code, of agent for service)

Copy To:

Donald J. Kunz, Esq.

Honigman Miller Schwartz and Cohn LLP

2290 First National Building

660 Woodward Ave.

Detroit, Michigan 48226-3583

(313) 465-7454 (telephone)

(313) 465-7455 (facsimile)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ ___________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ ___________

If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

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CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee

Common Stock, par value $0.01 per share............	3,212,948	$30.00	$96,388,440	$11,344.92 (2)

(1)

Calculated pursuant to Rule 457(c) solely for the purpose of computing the registration fee and based on the average of the high and low prices of the Common Stock as traded on the New York Stock Exchange on May 13, 2005.

(2)	Previously paid with the Registration Statement filed on May 19, 2005.

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The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to Rule 429, the Prospectus contained in this Registration Statement also relates to the registrant’s Registration Statement on Form S-3 (File No. 33-73038).

Preliminary prospectus dated June 8, 2005
(subject to completion)

The information in this prospectus is not complete and may be changed. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

13,144,948 Shares

Taubman Centers, Inc.

Common Stock

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This prospectus relates to the potential offer and sale, from time to time, by the Selling Shareholders listed on pages 7 and 8, of up to 13,144,948 shares of our common stock, if and to the extent that such Selling Shareholders exchange their units of partnership interest in The Taubman Realty Group Limited Partnership, or TRG, for shares of our common stock. Shares of our common stock are traded on the New York Stock Exchange under the symbol “TCO.” On June 7, 2005, the closing price of our common stock on the New York Stock Exchange was $32.99 per share.

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We are the managing general partner of TRG. We have made a continuous, irrevocable offer to certain holders of partnership units in TRG, to exchange shares of our common stock for their partnership units in TRG. We are required to register the shares that would be received as a result of any such exchange for resale under the Securities Act of 1933. TRG will bear all costs of registering the shares.

The Selling Shareholders may offer and sell the common stock at prevailing market prices or in privately negotiated transactions. The Selling Shareholders will be responsible for any commissions or discounts due to brokers or dealers. The amount of those commissions or discounts will be negotiated before the sales. Brokers or dealers participating in any sale of common stock offered by the Selling Shareholders may act either as principals or agents, may use block trades to position and resell the shares and may be deemed “underwriters” under the Securities Act of 1933.

INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 2 OF THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. IT IS ILLEGAL TO TELL YOU OTHERWISE.

The date of this prospectus is June __, 2005

You should only rely on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any state or other jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, as well as information previously filed by us with the Securities and Exchange Commission, or the SEC, and incorporated by reference herein and therein, is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since then.

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CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this prospectus are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements relate to our business and financial outlook which are based on our current expectations, beliefs, projections, forecasts, future plans and strategies, and anticipated events or trends. We use words such as “anticipate”, “believe”, “could”, “should”, “propose”, “continue”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “will” and similar terms and phrases to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and financial condition but rather reflect estimates and assumptions and are subject to certain risks and uncertainties that are difficult to predict or anticipate. Therefore, actual outcomes and results may differ materially from those projected or anticipated in these forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the respective dates of this prospectus or the documents incorporated by reference herein. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements, including, without limitation, the following factors:

•	economic conditions generally and in the regional and local economies where our shopping centers are located specifically,

•	competition from other shopping centers and other shopping venues,

•	changes in governmental regulations, tax rates and similar matters,

•	availability and cost of financing,

•	our continuing to qualify as a REIT, and

•	other risks and uncertainties detailed in this prospectus.

All of the forward-looking statements should be considered in light of these factors. Except as required by law, we do not undertake any obligation to update our forward-looking statements or the risk factors contained in this prospectus to reflect new information or future events or otherwise.

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INCORPORATION BY REFERENCE

We incorporate by reference in this prospectus the documents listed below (file number 1-11530) and all future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed. This means that we can disclose important information to you by referring you to these documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information:

•	our annual report on Form 10-K for the year ended December 31, 2004 filed with the SEC on March 4, 2005;

•	our quarterly report on Form 10-Q for the quarter ended March 31, 2005 filed with the SEC on May 4, 2005;

•	our proxy statement for our 2005 annual meeting of shareholders filed with the SEC on April 5, 2005;

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•	our current reports on Form 8-K filed with the SEC on February 7, 2005, March 9, 2005, May 19, 2005 and June 6, 2005; and

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•	the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on November 10, 1992.

Upon request, we will provide to you without charge a copy of any of the documents incorporated by reference in this prospectus. You may ask for these copies in writing or orally by contacting:

Taubman Centers, Inc.

200 East Long Lake Road, Suite 300

Bloomfield Hills, Michigan 48303-0200

Attention: Investor Relations,

Telephone: (248) 258-6800

You may read and copy materials we have filed with the SEC, including the registration statement of which this prospectus is a part, at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC. The address of that site is http://www.sec.gov. You may read and copy our SEC filings at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. In addition, we maintain an Internet website that contains information about us at http://www.taubman.com. The information on our website is not, and you must not consider the information to be, a part of this prospectus.

Readers should rely on the information provided or incorporated by reference in this prospectus. Readers should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of the document.

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PROSPECTUS SUMMARY

This summary may not contain all of the information that is important to you. Before you decide to invest in our common stock, you should read this prospectus and the information incorporated by reference in this prospectus carefully. These documents contain important information that you should consider when making your investment decision. Unless the context indicates otherwise, references in this prospectus to the “Company,” “our company,” “we”, “us” or “our” refer to Taubman Centers, Inc. and its subsidiaries, including The Taubman Realty Group Limited Partnership, our operating partnership, and references in this prospectus to “TRG” refer to The Taubman Realty Group Limited Partnership.

Our Company

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We are a fully integrated real estate company that is organized as a real estate investment trust, or REIT. We are the managing general partner of, and as of May 31, 2005 owned a 63% partnership interest in, TRG. We conduct all of our operations through TRG. We acquire and develop, finance, operate, manage and lease regional shopping centers. In addition to acquiring and developing new shopping centers, we acquire and redevelop and/or expand existing centers. We currently own 21 urban and suburban shopping centers located in nine states. Two new shopping centers are under construction in New Jersey and North Carolina.

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In addition to the 21 shopping centers, we own more than 99% of The Taubman Company LLC, the entity that manages our shopping centers and provides other services to us. We also own development projects for future regional shopping centers.

We were incorporated in Michigan and our executive offices are located at 200 East Long Lake Road, Suite 300, P.O. Box 200, Bloomfield Hills, Michigan 48303-0200, telephone: (248) 258-6800.

The Offering

The following is a brief summary of certain terms of this offering.

Securities offered	13,144,948 shares of our common stock may be offered from time to time by the Selling Shareholders.

Transfer and ownership restrictions....................

For us to qualify as a REIT under the Internal Revenue Code, or the Code, the transfer of our capital stock, including our common stock, is restricted, and not more than 50% in value of our outstanding stock may be owned, directly or constructively, by five or fewer individuals, as defined in the Code. Ownership by a single holder of more than 8.23% in value of our common and preferred stock, on a combined basis, is restricted in order to ensure that we remain qualified as a REIT for Federal income tax purposes. Any shares held in violation of the ownership limit will be automatically transferred to a trust for the benefit of a charitable beneficiary and subsequently sold to a permitted holder.

Use of proceeds	We will not receive any proceeds from the sale of our common stock by the Selling Shareholders.

Listing	Our common stock is listed on the NYSE under the symbol “TCO.”

Risk factors

Investing in our common stock involves substantial risks. You should carefully consider the risk factors under the “Risk Factors” section of, and the other information contained or incorporated by reference in, this prospectus.

RISK FACTORS

You should carefully consider the following material risk factors before making an investment in our common stock.

The economic performance and value of our shopping centers are dependent on many factors.

The economic performance and value of our shopping centers are dependent on various factors. Additionally, these same factors will influence our decision whether to go forward on the development of new centers and may affect the ultimate economic performance and value of projects under construction. Adverse changes in the economic performance and value of our shopping centers would adversely affect our income and cash available to pay dividends.

Such factors include:

•	changes in the national, regional, and/or local economic and geopolitical climates,

•	increases in operating costs,

•	the public perception of the safety of customers at our shopping centers,

•	legal liabilities,

•	availability and cost of financing, and

•	changes in government regulations, and

•	changes in real estate zoning and tax laws.

In addition, the value and performance of our shopping centers may be adversely affected by certain other factors discussed below including competition, uninsured losses, and environmental liabilities.

We are in a competitive business.

There are numerous shopping facilities that compete with our properties in attracting retailers to lease space. In addition, retailers at our properties face continued competition from discount shopping centers, lifestyle centers, outlet malls, wholesale and discount shopping clubs, direct mail, telemarketing, television shopping networks and shopping via the Internet. Competition of this type could adversely affect our revenues and cash available for distribution to stockholders.

We compete with other major real estate investors with significant capital for attractive investment opportunities. These competitors include other REITs, investment banking firms and private institutional investors. This competition has increased prices for commercial properties and may impair our ability to make suitable property acquisitions on favorable terms in the future.

Some of our potential losses may not be covered by insurance.

We carry comprehensive liability, fire, flood, earthquake, extended coverage and rental loss insurance on each of our properties. We believe the policy specifications and insured limits of these policies are adequate and appropriate. There are, however, some types of losses, including lease and other contract claims, that generally are not insured. If an uninsured loss or a loss in excess of insured limits occurs, we could lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenue from the property. If this happens, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property.

In November 2002, Congress passed the Terrorism Risk Insurance Act of 2002, or TRIA, which required insurance companies to offer terrorism coverage to all existing insured companies for an additional cost. As a result, our standard property insurance policies are currently provided without a sub-limit for terrorism, eliminating the need for separate terrorism insurance policies.

TRIA has an expiration date of December 31, 2005. While Congress may extend or replace TRIA, the possibility exists that TRIA may be allowed to expire. There are specific provisions in our loans that address terrorism insurance. Simply stated, in most loans, we are obligated to obtain terrorism insurance, but there are limits on the amounts we could be required to spend to obtain such coverage. If Congress fails to extend or replace TRIA or if another terrorist event occurs, we would likely pay higher amounts for terrorism insurance coverage and/or obtain less coverage than we have currently. Our inability to obtain such coverage or to do so only at greatly increased costs may also negatively impact the availability and cost of future financings.

We may be subject to liabilities for environmental matters.

All of the centers presently owned by us (not including option interests in certain pre-development projects or any of the real estate managed by us but not included in our portfolio) have been subject to environmental assessments. No assurances can be given, however, that all environmental liabilities have been identified or that no prior owner, operator, or current occupant has created an environmental condition not known to us. Moreover, no assurances can be given that future laws, ordinances or regulations will not impose any material environmental liability or that the current environmental condition of the centers will not be affected by tenants and occupants of the centers, by the condition of properties in the vicinity of the centers (such as the presence of underground storage tanks) or by third parties unrelated to us.

We hold investments in joint ventures in which we do not control all decisions, and we may have conflicts of interest with our joint venture partners.

Some of our shopping centers are partially owned by non-affiliated partners through joint venture arrangements. As a result, we do not control all decisions regarding those shopping centers and may be required to take actions that are in the interest of the joint venture partners but not our best interests. Accordingly, we may not be able to favorably resolve any issues which arise with respect to such decisions, or we may have to provide financial or other inducements to our joint venture partners to obtain such resolution.

Various restrictive provisions and rights govern sales or transfers of interests in our joint ventures. These may work to our disadvantage because, among other things, we may be required to make decisions as to the purchase or sale of interests in our joint ventures at a time that is disadvantageous to us.

The bankruptcy of our tenants, anchors or joint venture partners could adversely affect us.

We could be adversely affected by the bankruptcy of third parties. The bankruptcy of a mall tenant could result in the termination of its lease which would lower the amount of cash generated by that mall. In addition, if a department store operating as an anchor at one of our shopping centers were to go into bankruptcy and cease operating, we may experience difficulty and delay in replacing the anchor. In addition, the anchor’s closing may lead to reduced customer traffic and lower mall tenant sales. As a result, we may also experience difficulty or delay in leasing spaces in areas adjacent to the vacant anchor space. The profitability of shopping centers held in a joint venture could also be adversely affected by the bankruptcy of one of the joint venture partners if, because of certain provisions of the bankruptcy laws, we were unable to make important decisions in a timely fashion or became subject to additional liabilities.

Our investments are subject to credit and market risk.

We occasionally extend credit to third parties in connection with the sale of land or other transactions. We have occasionally made investments in marketable and other equity securities. We are exposed to risk in the event the values of our investments and/or our loans decrease due to overall market conditions, business failure, and/or other nonperformance by the investees or counterparties.

Our real estate investments are relatively illiquid.

We may be limited in our ability to vary our portfolio in response to changes in economic or other conditions by restriction on transfer imposed by our partners or lenders. In addition, under TRG’s partnership agreement, upon the sale of a center or TRG’s interest in a center, TRG may be required to distribute to its partners all of the cash proceeds received by TRG from such sale. If TRG made such a distribution, the sale proceeds would not be available to finance TRG’s activities, and the sale of a center may result in a decrease in funds generated by continuing operations and in distributions to TRG’s partners, including us.

We may acquire or develop new properties, and these activities are subject to various risks.

We actively pursue development and acquisition activities as opportunities arise, and these activities are subject to the following risks:

•

the pre-construction phase for a regional center typically extends over several years, and the time to obtain anchor commitments, zoning and regulatory approvals, and public financing can vary significantly from project to project,

•

we may not be able to obtain the necessary zoning or other governmental approvals for a project, or we may determine that the expected return on a project is not sufficient; if we abandon our development activities with respect to a particular project, we may incur a loss on our investment,

•	construction and other project costs may exceed our original estimates because of increases in material and labor costs, delays and costs to obtain anchor and tenant commitments,

•	we may not be able to obtain financing or to refinance construction loans, which are generally recourse to TRG,

•	occupancy rates and rents at a completed project may not meet our projections,

•	we may need our partner, mortgage lender and/or anchors’ approval for expansion activities, and

•	the costs of development activities that we explore but ultimately abandon will, to some extent, diminish the overall return on our completed development projects.

We intend to explore development and acquisition opportunities in international markets. In addition to the risks noted above we may have additional currency, funds repatriation, tax and other political and regulatory considerations associated with such projects that may reduce our financial return.

Our failure to qualify as a REIT would result in higher taxes and reduced cash available for our shareholders.

We believe that we currently operate in a manner so as to qualify as a REIT for Federal income tax purposes. Our continued qualification as a REIT will depend on our satisfaction of certain asset, income, investment, organizational, distribution, shareholder ownership and other requirements on a continuing basis. Our ability to satisfy the asset tests depends upon our analysis of the fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. Our compliance with the REIT income and quarterly asset requirements also depends upon our ability to manage successfully the composition of our income and assets on an ongoing basis. Moreover, the proper classification of an instrument as debt or equity for Federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT qualification requirements. Accordingly, there can be no assurance that the IRS will not contend that our interests in subsidiaries or other issuers constitute a violation of the REIT requirements. Moreover, future economic, market, legal, tax or other considerations may cause us to fail to qualify as a REIT.

If we were to fail to qualify as a REIT in any taxable year, we would be subject to Federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates, and distributions to shareholders would not be deductible by us in computing our taxable income. Any such corporate tax liability could be substantial and would reduce the amount of cash available for distribution to our shareholders, which in turn could have an adverse impact on the value of, and trading prices for, our common shares. Unless entitled to relief under certain provisions of the Code, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT.

We may be subject to taxes even if we qualify as a REIT.

Even if we qualify as a REIT for Federal income tax purposes, we will be required to pay certain Federal, state and local taxes on our income and property. For example, we will be subject to income tax to the extent we distribute less than 100% of our REIT taxable income, including capital gains. Moreover, if we have net income from “prohibited transactions,” that income will be subject to a 100% penalty tax. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business. The determination as to whether a particular sale is a prohibited transaction depends on the facts and circumstances related to that sale. We cannot guarantee that sales of our properties would not be prohibited transactions unless we comply with certain statutory safe-harbor provisions. The need to avoid prohibited transactions could cause us to forego or defer sales of property that we otherwise would have sold or that might otherwise be in our best interest to sell.

In addition, any net taxable income earned directly by our taxable REIT subsidiaries will be subject to Federal and state corporate income tax. In this regard, several provisions of the laws applicable to REITs and their subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of Federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct certain interest payments made to an affiliated REIT. In addition, a REIT is required to pay a 100% penalty tax on some payments that it receives or on some deductions taken by the REIT’s taxable REIT subsidiaries if the economic arrangements between the REIT, the REIT’s tenants, and the taxable REIT subsidiary are not comparable to similar arrangements between unrelated parties. Finally, some state and local jurisdictions may tax some of our income, even though as a REIT we are not subject to Federal income tax on that income, because not all states and localities follow the Federal income tax treatment of REITs. To the extent that we and our affiliates are required to pay Federal, state and local taxes, we will have less cash available for distributions to our shareholders.

The lower tax rate on certain dividends from non-REIT “C” corporations may cause investors to prefer to hold stock in non-REIT “C” corporations.

While corporate dividends have traditionally been taxed at ordinary income rates, the maximum tax rate on certain corporate dividends received by individuals through December 31, 2008, has been reduced from 35% to 15%. This change has reduced substantially the so-called “double taxation” (that is, taxation at both the corporate and shareholder levels) that has generally applied to non-REIT “C” corporations but has not applied to REITs. Generally, dividends from REITs do not qualify for the dividends received deduction because REITs generally do not pay corporate-level tax on income that they distribute currently to shareholders. REIT dividends are only eligible for the lower capital gains rates in limited circumstances where the dividends are attributable to income, such as dividends from a taxable REIT subsidiary, that has been subject to corporate-level tax. The application of capital gains rates to dividends of non-REIT “C” corporation could cause individual investors to view stock in non-REIT “C” corporations as more attractive than shares in REITs, which may negatively affect the value of our shares.

Our ownership limitations and other provisions of our articles of incorporation and bylaws may hinder any attempt to acquire us.

The general limitations on ownership of our capital stock and other provisions of our articles of incorporation and bylaws could have the effect of discouraging offers to acquire us and of inhibiting a change in control, which could adversely affect our shareholders’ ability to receive a premium for their shares in connection with such a transaction. See “Certain Provisions of Our Articles of Incorporation and Bylaws” and “Restrictions on Transfer.”

Members of the Taubman family have the power to vote a significant number of the shares of our capital stock entitled to vote.

Based on information contained in filings made with the SEC, A. Alfred Taubman and the members of his family have the power to vote approximately 30% of the outstanding shares of our common stock and our Series B preferred stock, considered together as a single class, and approximately 78% of our outstanding Series B preferred stock. Our shares of common stock and our Series B preferred stock vote together as a single class on all matters generally submitted to a vote of our shareholders, and the holders of the Series B preferred stock have certain rights to nominate up to four individuals for election to our board of directors and other class voting rights. Mr. Taubman’s sons, Robert S. Taubman and William S. Taubman, serve as our Chairman of the Board, President and Chief Executive Officer and our Executive Vice President, respectively. These individuals occupy the same positions with The Taubman Company, LLC, which manages all of our properties. As a result, Mr. A. Alfred Taubman and the members of his family may exercise significant influence with respect to the election of our board of directors, the outcome of any corporate transaction or other matter submitted to our shareholders for approval, including any merger, consolidation or sale of all or substantially all of our assets. In addition, because our articles of incorporation impose a limitation on the ownership of our outstanding capital stock by any person and such ownership limitation may not be changed without the affirmative vote of holders owning not less than two-thirds of the outstanding shares of capital stock entitled to vote on such matter, Mr. A. Alfred Taubman and the members of his family have the power to prevent a change in control of our company.

Our ability to pay dividends on our stock may be limited.

Because we conduct all of our operations through TRG, our ability to pay dividends on our stock will depend almost entirely on payments and dividends received on our interests in TRG. Additionally, the terms of some of the debt to which TRG is a party limits its ability to make some types of payments and other dividends to us. This in turn limits our ability to make some types of payments, including payment of dividends on our stock, unless we meet certain financial tests or such payments or dividends are required to maintain our qualification as a REIT. As a result, if we are unable to meet the applicable financial tests, we may not be able to pay dividends on our stock in one or more periods.

Our ability to pay dividends is further limited by the requirements of Michigan law.

Our ability to pay dividends on our stock is further limited by the laws of Michigan. Under the Michigan Business Corporation Act, a Michigan corporation may not make a distribution if, after giving effect to the distribution, the corporation would not be able to pay its debts as the debts become due in the usual course of business, or the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. Accordingly, we may not make a distribution on our stock if, after giving effect to the distribution, we would not be able to pay our debts as they become due in the usual course of business or our total assets would be less than the sum of our total liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution of the holders of any shares of our preferred stock then outstanding.

We may incur additional indebtedness, which may harm our financial position and cash flow and potentially impact our ability to pay dividends on our stock.

Our governing documents do not limit us from incurring additional indebtedness and other liabilities. As of March 31, 2005, we had approximately $2.0 billion of consolidated indebtedness outstanding, and our beneficial interest in both our consolidated debt and the debt of our unconsolidated joint ventures was $2.4 billion. We may incur additional indebtedness and become more highly leveraged, which could harm our financial position and potentially limit our cash available to pay dividends.

We cannot assure you that we will be able to pay dividends regularly although we have done so in the past.

Our ability to pay dividends in the future is dependent on our ability to operate profitably and to generate cash from our operations. Although we have done so in the past, we cannot guarantee that we will be able to pay dividends on a regular quarterly basis in the future. Furthermore, any new shares of common stock issued will substantially increase the cash required to continue to pay cash dividends at current levels. Any common stock or preferred stock that may in the future be issued to finance acquisitions, upon exercise of stock options or otherwise, would have a similar effect.

THE COMPANY

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We are a fully integrated real estate company that is organized as a REIT. We are the managing general partner of, and as of May 31, 2005 owned a 63% partnership interest in, TRG. We conduct all of our operations through TRG. We acquire and develop, finance, operate, manage and lease regional shopping centers. In addition to acquiring and developing new shopping centers, we acquire and redevelop and/or expand existing centers. We currently own 21 urban and suburban shopping centers located in nine states. Two new shopping centers are under construction in New Jersey and North Carolina.

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In addition to the 21 shopping centers, we own more than 99% of The Taubman Company LLC, the entity that manages our shopping centers and provides other services to us. We also own development projects for future regional shopping centers.

We were incorporated in Michigan and our executive offices are located at 200 East Long Lake Road, Suite 300, P.O. Box 200, Bloomfield Hills, Michigan 48303-0200, telephone: (248) 258-6800.

USE OF PROCEEDS

We will not receive any proceeds from the sale of any shares by the Selling Shareholders. The Selling Shareholders will pay any underwriting discounts and commissions and expenses incurred by the Selling Shareholders for brokerage, accounting, tax or legal services or any other expenses incurred by the Selling Shareholders in disposing of the shares. TRG will pay all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus.

SELLING SHAREHOLDERS

We have made a continuing offer to certain partners in TRG to exchange shares of our common stock for their units of partnership interest in TRG, or Units. All of the shares of our common stock being offered under this prospectus may be sold by the Selling Shareholders named below. We are required to register the shares that would be received as a result of any exchange under the continuing offer for resale under the Securities Act.

The registration of these shares does not necessarily mean that we will issue any shares of common stock or that the Selling Shareholders will exchange their Units for common stock or subsequently offer or sell any of their shares.

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The following table sets forth, to our knowledge, certain information regarding the Selling Shareholders’ beneficial ownership of our common stock as of June 8, 2005. Except as set forth below, the numbers shown in the table assume that each Selling Shareholder beneficially owns only those shares which the Selling Shareholder has the right to acquire under the continuing offer.

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Name of Selling Shareholder	Number of Shares Owned Prior to the Offering (1)(2)	Number of Shares That May Be Offered Hereby (1)	Shares Owned After the Offering
			Number (2)	Percent of Class
Joe E. Burkhardt and Juanita Burkhardt, as Trustees of the Burkhardt Family Trust	39,125	39,123	2	*
Gloria Dobbs	147,838	147,828	10	*
Leonard Dobbs	147,837	147,828	9	*
The Max M. Fisher Revocable Trust	956,922	956,854	68	*
Craig Gordon	18,449	18,448	1	*
Scott Gordon	18,449	18,448	1	*
Sheldon M. Gordon	132,835	132,826	9	*
Gayle T. Kalisman	5,925	5,925	-	-
James R. Keegan	3,690	3,690	-	-
Richard P. Kughn	1,426,353	1,426,252 (3)	101	*
The Kughn Real Properties Company	138,870	138,861	9	*
Robert C. Larson, Trustee of the Robert C. Larson Revocable Trust	142,243	142,233	10	*
Marvin G. Leech	51,721	51,718	3	*
Leech Investments LLC	139,657	139,648	9	*
Jay E. Liebig	3,690	3,690	-	-
Courtney Lord	369,213	367,153	2,060	*
Roslyn R. Lyon, as Trustee of The R.R. Lyon Living Trust	7,380	7,380	-	-
Roslyn R. Lyon and Duffy Lyon Hurwin, as Trustees of the Residuary Trust – Leonard Z. Lyon	7,380	7,380	-	-
Edward F. Meltzer, Jr.	3,690	3,690	-	-
Auri Neal Naggar	33,406	33,404	2	*
Avner Naggar and Gloria Frank Naggar, as Trustees of the Avner & Gloria Frank Naggar Living Trust	51,966	51,963	3	*
David Naggar	33,406	33,404	2	*
Ron Naggar	33,406	33,404	2	*
Tamara Naggar	33,406	33,404	2	*
Michaela Naggar Bourne	33,406	33,404	2	*
Marilyn L. Neustadt	14,759	14,759	-	-
Norfolk Place Limited Partnership	190,921	190,909	12	*
Margaret Putnam	7,464	7,464	-	-
Putnam Associates LLC	20,155	20,154	1	*

R&W-TRG, LLC (4)	1,638,591	1,338,496	300,095	*
Alan Simon, as Trustee of the Deborah Lyon Simon Revocable Trust	66,417	66,413	4	*
Taub Co Management, Inc.	4,958	4,958	-	-
Robert S. Taubman, Chairman of the Board, President and Chief Executive Officer (5)	892,249	877,187	15,062	*
William S. Taubman, Executive Vice President (5)	30,625	5,925	24,700	*
Taubman Realty Ventures	11,011	11,011	-	-
TG Partners	4,605,689	4,605,361 (6)	328	*
TG Acquisitions	445,222	445,191 (6)	31	*
Sidney R. Unobskey, as Trustee of The Sidney and Nancy Unobskey Family Trust	417,350	417,321	29	*
Yarboro Investments LLC	1,161,923	1,161,841	82	*
Total		13,144,948

*	Less than 1.0%

1.

The number of shares shown includes Units which are beneficially owned (including deferred units) by the Selling Shareholders and shares of common stock which have been issued to the Selling Shareholders in exchange for Units tendered under the continuing offer.

2.

Includes shares of common stock issuable upon conversion of shares of the Company’s Series B Non-Participating Convertible Preferred Stock beneficially owned by the Selling Shareholders, as well as shares of common stock acquired in the open market, none of which are being offered under this prospectus.

3.

Pursuant to a Merrill Lynch Loan and Collateral Account Agreement and/or Loan Management Account Agreement by and among Richard P. Kughn (the “Pledgor”), Merrill Lynch Bank USA and/or Merrill Lynch Private Finance Inc. (individually and collectively, the “Lender”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated (individually and collectively, the “Loan Agreement”), 772,399 Units and underlying shares of common stock that are subject to this prospectus have been pledged by the Pledgor to the Lender as security for a loan or other extension of credit to the Pledgor. Upon a default under the Loan Agreement, any of Merrill Lynch Private Finance Inc., Merrill Lynch Bank USA, their parent, Merrill Lynch & Co. Inc. or any subsidiary thereof, may be a selling holder hereunder and upon the exchange of such Units, may sell the applicable shares of common stock offered by this prospectus.

4.	R&W-TRG, LLC is owned by Mr. Robert S. Taubman and Mr. William S. Taubman.

5.	Excludes shares and Units held by R&W-TRG, LLC.

6.

Pursuant to a Term Loan Agreement and Security Agreements by and among TG Partners Limited Partnership and TG Acquisitions (the “Pledgors”) and Comerica Bank, as agent (“Comerica”) for itself, Eurohypo AG, New York Branch (“Eurohypo”) and the other Lenders from time to time under such Term Loan Agreement (individually and collectively, the “Lender”) (collectively, the “Loan Documents”), the Units and underlying shares of common stock that are subject to this prospectus have been pledged by the Pledgors to the Lender as security for a loan or other extension of credit to the Pledgors. Upon a default under the Loan Agreement, any of Comerica, Eurohypo, or any other Lender, or any successor or assign thereof, may be a Selling Shareholder hereunder and upon the exchange of such Units, may sell the applicable shares of common stock offered by this prospectus.

Pursuant to the TRG partnership agreement, the partners may transfer their Units under certain circumstances or TRG may issue additional Units to new investors. We may amend the continuing offer to include those transferees and new investors with the result that such transferees and new investors would become Selling Shareholders. We may file one or more supplemental prospectuses pursuant to Rule 424 under the Securities Act to set forth the required information regarding any additional Selling Shareholders.

CERTAIN PROVISIONS OF OUR ARTICLES OF INCORPORATION AND BYLAWS

General

The following description is a summary of the material provisions of our Amended and Restated Articles of Incorporation (our “Articles”) and Bylaws (our “Bylaws”) as in effect on the date of this prospectus.

This description does not restate these agreements in their entirety. We urge you to read these agreements because they, and not this description, define your rights as holders of our securities. We have filed copies of these agreements as exhibits to or incorporated them by reference into the registration statement that includes this prospectus.

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Our Articles currently authorize the issuance of up to 500 million shares, including 250 million shares of our common stock and 250 million shares of preferred stock. As of May 31, 2005, the outstanding shares of our capital stock were as follows:

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•	50,697,418 shares of common stock;

•	8,000,000 shares of 8.30% Series A Cumulative Redeemable Preferred Stock;

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•	30,343,471 shares of Series B Non-Participating Convertible Preferred Stock;

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•	no shares of 8.2% Series F Cumulative Redeemable Preferred Stock; and

•	4,000,000 shares of 8% Series G Cumulative Redeemable Preferred Stock.

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All of the 300,000 authorized shares of our 8.2% Series F Cumulative Redeemable Preferred Stock have been reserved for issuance to holders of Series F preferred equity in TRG upon exercise of their conversion rights. In addition, as of May 31, 2005, 12,666,926 shares of our common stock are subject to issuance in exchange for outstanding Units pursuant to the continuing offer.

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The authorized shares of our common stock and preferred stock in excess of those presently outstanding or specifically reserved are available for issuance at such times and for such purposes as our board of directors may deem advisable without further action by our shareholders, except as may be required by applicable laws or regulations, including stock exchange rules. These purposes may include stock dividends, stock splits, retirement of indebtedness, employee benefit programs, corporate business combinations, acquisitions of property or other corporate purposes. The authorized shares of our excess stock are available for issuance pursuant to our Articles and as may be necessary to preserve our qualification as a REIT under applicable tax laws. Because the holders of our common stock do not have preemptive rights, the issuance of common stock, other than on a pro rata basis to all current shareholders, would reduce the current shareholders’ proportionate interests. In any such event, however, shareholders wishing to maintain their interests may be able to do so through normal market purchases. Any future issuance of our common stock will be subject to the rights of holders of outstanding shares of our existing series of preferred stock and of any shares of preferred stock we may issue in the future. See also “Certain Provisions of Our Articles of Incorporation and Bylaws - Preferred Stock.”

Description Of Common Stock

Subject to any preferential rights granted to any existing or future series of preferred stock, all shares of common stock have equal right to dividends payable to common shareholders as declared by our board of directors and in net assets available for distribution to common shareholders on our liquidation, dissolution, or winding up. Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of the shareholders. Holders of our common stock do not have cumulative voting rights in the election of directors. All issued and outstanding shares of our common stock are, and the common stock offered under this prospectus will be upon issuance, validly issued, fully paid and nonassessable. As a holder of the common stock you do not have preference, conversion, exchange or preemptive rights. In addition to the holders of the common stock, the holders of our Series B Non-Participating Convertible Preferred Stock (the “Series B Preferred Stock”) are entitled to one vote per share on all matters submitted to a vote of the shareholders. The holders of Series B Preferred Stock (voting as a separate class) are entitled to nominate up to four individuals for election to our board of directors. The number of individuals the holders of Series B Preferred Stock may nominate in any given year is reduced by the number of directors nominated by such holders in prior years whose terms are not expiring.

Currently, a majority of the outstanding shares of common stock and Series B Preferred Stock (together with the common stock, the “Voting Stock”) is required for a quorum. Any action regarding shareholder approval (other than the election of directors) will be approved, upon the affirmative vote of holders of two-thirds of the outstanding shares of Voting Stock. Directors are elected by a plurality of the votes cast.

Our 8.30% Series A Cumulative Redeemable Preferred Stock and 8% Series G Cumulative Redeemable Preferred Stock does not entitle its holders to vote. Although we have authorized the issuance of shares of our 8.2% Series F Cumulative Redeemable Preferred Stock pursuant to the exercise of conversion rights granted to holders of Series F preferred equity in TRG, at this time no such shares of preferred stock are outstanding. When issued, such shares of Series F Preferred Stock will not entitle their respective holders to vote.

Our common stock is listed on the New York Stock Exchange under the ticker symbol “TCO.”

Staggered Board Of Directors

Under our Bylaws, our board of directors is divided into three classes of directors, with each class constituting approximately one-third of the total number of directors and with the classes serving staggered three-year terms. Our Articles provide that a majority of our directors must be “Independent,” as defined in the Articles. Generally, a director is Independent if he is neither an officer nor employee of our company or our subsidiaries. The classification of our board of directors makes it more difficult for shareholders to change the composition of our board of directors because only a minority of the directors are elected at any one time. We believe however, that the longer terms associated with the classified board of directors help to ensure continuity and stability of our management and policies.

The classification provisions could also have the effect of discouraging a third party from accumulating a large block of our stock or attempting to obtain control of us, even though such an attempt might be beneficial to us and some, or a majority, of our shareholders.

Number of Directors; Removal

Our Articles provide that the number of our directors will be fixed by our Bylaws. Our Bylaws currently provide for our board of directors to establish from time to time the size of our board, however, the size cannot be reduced except upon the expiration of the term of one or more directors or the death, resignation or removal of a director. Currently our board is comprised of eight directors serving three-year staggered terms.

Directors may be removed only upon the affirmative vote of two-thirds of the outstanding shares of capital stock entitled to vote.

Preferred Stock

Our Articles authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the preferences, rights (including voting and conversion rights), and other terms of such series. We believe that the ability of our board of directors to issue one or more series of preferred stock provides us with increased flexibility in meeting corporate needs. The authorized shares of preferred stock, as well as unissued shares of common stock, are available for issuance without further action by our shareholders, except as may be required by applicable laws or regulations including stock exchange rules. Although our board of directors has no present intention to do so, they could issue a series of preferred stock that (because of its terms) could impede a merger, tender offer, or other transaction that some of our shareholders might believe to be in their best interests or in which shareholders might receive a premium over the then-prevailing market prices for their shares. In addition, preferred stock could be issued in order to dilute the percentage voting stock of a significant shareholder or be issued to a holder expected to vote in accordance with the recommendations of our management with respect to any shareholder proposal.

Amendment of Articles of Incorporation and Bylaws

We may amend our Articles with the affirmative vote of two-thirds of the outstanding shares of capital stock entitled to vote. A majority of our board of directors may amend our Bylaws at any time, except as limited by statute and except for a bylaw that is adopted by the shareholders and that, by its terms, provides that it can be amended only by the shareholders. Our shareholders can amend our Bylaws only upon the affirmative vote of two-thirds of the outstanding shares of capital stock entitled to vote.

Ownership Limit

The ownership limits included in our Articles may discourage offers to acquire our company and increase the difficulty of consummating any such acquisition. See “Restrictions on Transfer and Ownership.”

Transfer Agent

The transfer agent and registrar for our common stock is Mellon Investor Services, L.L.C.

RESTRICTIONS ON TRANSFER AND OWNERSHIP

Because our board of directors believes it is essential for us to continue to qualify as a REIT, our Articles and Bylaws contain restrictions on the ownership and transfer of our capital stock, which are intended to assist us in complying with the following requirements.

For us to qualify as a REIT under the Code, not more than 50% in value of its outstanding stock may be owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year, and its stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. In addition, rent from related-party tenants (as described below) is not qualifying income for purposes of the income tests under the Code.

Under our Articles, a shareholder generally may not own more than 8.23% in value of our capital stock (the “General Ownership Limit”). Our board of directors has the authority to allow a “Look Through Entity” to own up to 9.9% in value of the capital stock (the “Look Through Entity Limit”). A “Look Through Entity,” in general, is an entity (other than a qualified trust under section 401(a) of the Code, an entity that owns 10% or more of the equity of any tenant from which we or TRG receive or accrue rent from real property, or certain tax exempt entities described in our Articles) whose beneficial owners, rather than the entity, would be treated as owning the Capital Stock owned by such entity.

Our Articles provide that if the transfer of any shares of Regular Capital Stock or a change in our capital structure would cause any person (the “Purported Transferee”) to own Regular Capital Stock in excess of the General Ownership Limit (which refers to 8.23% in value of the outstanding Capital Stock) or the Look Through Limit (which refers to 9.9% in value of the outstanding capital stock), then the transfer is void ab initio (the General Ownership Limit and the Look Through Limit are referred to collectively as the “Ownership Limits”). It is possible, however, that a transfer of Regular Capital Stock in violation of one of the Ownership Limits could occur without our knowledge. Accordingly, our Articles provide that if notwithstanding the Ownership Limits, a transfer nevertheless occurs which causes a person to own in excess of any of the Ownership Limits, the shares in excess of such Ownership Limit automatically acquire the status of “Excess Stock.” Shares that have become Excess Stock continue to be issued and outstanding shares of common stock or preferred stock, as the case may be.

A Purported Transferee of Excess Stock acquires no rights to those shares. Rather, all rights associated with the ownership of those shares (with the exception of the right to be reimbursed for the lower of the original purchase price of those shares or the amount received by the Designated Agent upon sale of the shares as described below) immediately vest in one or more charitable organizations designated from time to time by our board of directors (each, a “Designated Charity”). An agent designated from time to time by our board of directors (each, a “Designated Agent”) will act as attorney-in-fact for the Designated Charity to vote the shares of Excess Stock, to take delivery of the certificates evidencing the shares that have become Excess Stock and to receive distributions paid to the Purported Transferee with respect to those shares. The Designated Agent will sell the Excess Stock, and any increase in value of the Excess Stock between the date it became Excess Stock and the date of sale will inure to the benefit of the Designated Charity.

A Purported Transferee must notify us of any transfer resulting in shares converting into Excess Stock, and provide other information regarding such person’s ownership of our capital stock as we request. In addition, any person holding 5% or more of our capital stock must provide us with information regarding their ownership.

Under our Articles, only the Designated Agent has the right to vote shares of Excess Stock. However, our Articles also provide that votes cast with respect to certain irreversible corporate actions (e.g., a merger or sale of us) will not be invalidated if erroneously voted by the Purported Transferee. Our Articles also provide that a director is deemed to be a director for all purposes, notwithstanding a Purported Transferee’s unauthorized exercise of voting rights with respect to shares of Excess Stock in connection with such director’s election.

The General Ownership Limit will not be automatically removed even if the REIT provisions are changed so as to no longer contain any ownership concentration limitation or if the concentration limitation is increased. In addition to preserving our status as a REIT, the effect of the General Ownership Limit is to prevent any person from acquiring unilateral control of us. Any change in the General Ownership Limit would require an amendment to the Articles. Currently, amendments to the Articles require the affirmative vote of holders owning not less than two-thirds of the outstanding capital stock entitled to vote.

All certificates evidencing shares of capital stock bear or will bear a legend referring to the restrictions described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

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A description of the material U.S. Federal income tax consequences relevant to the acquisition, ownership and disposition of our common stock is set forth below under the captions “— Taxation of Taxable U.S. Shareholders,” “— Taxation of Tax-Exempt Shareholders” and “— Taxation of Non-U.S. Shareholders.” Also set forth below is a summary of the material U.S. Federal income tax considerations relating to our election to be taxed as a REIT and the tax aspects of our investment in TRG. As used in this section of the prospectus entitled “Material U.S. Federal Income Tax Consequences,” the terms “the Company,” “our Company,” “we,” “our” and “us” refer solely to Taubman Centers, Inc., except where the context indicates otherwise.

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As you review this discussion, you should keep in mind that:

•	the tax consequences to you may vary depending on your particular tax situation;

•

special rules that are not discussed below may apply to you if, for example, you are a tax-exempt organization, a broker-dealer, a non-U.S. person, a trust, an estate, a regulated investment company, a financial institution, an insurance company, or otherwise subject to special tax treatment under the Code;

•	this summary does not address state, local or non-U.S. tax considerations;

•	this summary deals only with our shareholders who hold their shares as “capital assets,” within the meaning of Section 1221 of the Code; and

•	this discussion is not intended to be and should not be construed as tax advice.

YOU ARE URGED BOTH TO REVIEW THE FOLLOWING DISCUSSION AND TO CONSULT WITH YOUR OWN TAX ADVISOR TO DETERMINE THE EFFECT OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ON YOUR INDIVIDUAL TAX SITUATION, INCLUDING ANY STATE, LOCAL OR NON-U.S. TAX CONSEQUENCES. This discussion is based on current provisions of the Code, existing, temporary and proposed Treasury Regulations under the Code, the legislative history of the Code, existing administrative rulings and practices of the Internal Revenue Service (“IRS”), including its practices and policies as endorsed in private letter rulings, which are not binding on the IRS, and judicial decisions. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law. Any change could apply retroactively. It is also possible that the IRS could challenge the statements in this discussion and that a court could agree with the IRS.

Taxation of Taubman Centers, Inc.

General

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We have elected to be taxed as a REIT under Sections 856 through 860 of the Code. We believe we have been organized and have operated in a manner that allows us to qualify for taxation as a REIT under the Code. We intend to continue to operate in this manner. Nonetheless, our qualification and taxation as a REIT depend upon our ability to meet (through actual annual (or in some cases quarterly) operating results, asset diversification, source of income, distribution levels and diversity of stock ownership) the various qualification tests imposed under the Code. Accordingly, there is no assurance that we have operated or will continue to operate in a manner so as to qualify or remain qualified as a REIT.

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We have received an opinion from Honigman Miller Schwartz and Cohn LLP, our tax counsel, to the effect that we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT under the Code, effective for each of our taxable years ended December 31, 2001 through December 31, 2004, and our past, current and proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT for our taxable year ending December 31, 2005 and thereafter. A copy of this opinion is filed as an exhibit to the registration statement of which this prospectus is a part. It must be emphasized that the opinion of Honigman Miller Schwartz and Cohn LLP is based on various assumptions relating to our organization and operation and is conditioned upon representations and covenants made by our management regarding our assets and the past, present, and future conduct of our business operations. While we intend to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given by Honigman Miller Schwartz and Cohn LLP or by us that we will so qualify for any particular year. The opinion was expressed as of the date issued, and will not cover subsequent periods. Honigman Miller Schwartz and Cohn LLP will have no obligation to advise us or the holders of our common stock of any subsequent change in the matters stated, represented, covenanted or assumed, or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the IRS or any court, and no assurance can be given that the IRS will not challenge, or a court will not rule contrary to, the conclusions set forth in such opinions.

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Our qualification and taxation as a REIT depend upon our ability, and the ability of certain affiliated entities, to meet, through actual operating results, certain requirements including requirements relating to distribution levels, diversity of stock ownership, composition of assets and sources of income, and the various qualification tests imposed under the Code, the results of which are not reviewed by Honigman Miller Schwartz and Cohn LLP. Accordingly, no assurance can be given that the actual results of our operations for any one taxable year satisfy or will satisfy such requirements for qualification and taxation as a REIT.

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The sections of the Code that relate to the qualification and operation as a REIT are highly technical and complex. The following discussion sets forth the material aspects of the sections of the Code that govern the Federal income tax treatment of a REIT and its holders of common stock. This summary is qualified in its entirety by the applicable Code provisions, relevant rules and regulations promulgated under the Code, and administrative and judicial interpretations of the Code.

If we qualify for taxation as a REIT, we generally will not be subject to Federal corporate income taxes on our net income that is currently distributed to our shareholders. This treatment substantially eliminates the “double taxation” (once at the corporate level when earned and once again at the shareholder level when distributed) that generally results from investment in a corporation. Holders of our common stock generally will be subject to taxation on dividends (other than capital gain dividends and “qualified dividend income”) at rates applicable to ordinary income instead of lower capital gain rates. Regular corporations (non-REIT “C” corporations) generally are subject to Federal corporate income taxation on their income, and shareholders of regular corporations are subject to tax on any dividends that are received. Currently, shareholders of regular corporations who are taxed at individual rates generally are taxed on dividends they receive at capital gain rates which are lower for individuals than ordinary income rates, and shareholders of regular corporations who are taxed at regular corporate rates will receive the benefit of a dividends received deduction that substantially reduces the effective rate that they pay on such dividends. Income earned by a REIT and distributed currently to its shareholders generally will be subject to lower aggregate rates of Federal income taxation than if such income were earned by a regular corporation, subjected to tax at regular corporate rates and taxed again on distribution either at capital gain rates or the effective rate paid by a corporate recipient entitled to the benefit of the dividends received deduction.

While we generally will not be subject to corporate income taxes on income we distribute currently to shareholders, we will be subject to Federal income tax as follows:

•	First, we will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

•	Second, we may be subject to the “alternative minimum tax” on our items of tax preference under some circumstances.

•

Third, if we have (a) net income from the sale or other disposition of “foreclosure property” (defined generally as property we acquired through foreclosure or after a default on a loan secured by the property or a lease of the property) that is held primarily for sale to customers in the ordinary course of business or (b) other non-qualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on this income.

•

Fourth, we will be subject to a 100% tax on any net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property).

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•

Fifth, if we should fail to satisfy the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintain our qualification as a REIT because such failure is due to reasonable cause and not due to willful neglect and certain other requirements are met, we will be subject to a 100% tax on an amount equal to (1) the greater of (a) the amount by which we fail the 75% gross income test and (b) the amount by which we fail the 95% gross income test (or, for taxable years beginning before October 23, 2004, the amount by which 90% of our gross income exceeds the amount of income qualifying under the 95% gross income test), multiplied, in each case, by (2) a fraction intended to reflect our profitability.

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•

Sixth, if we should fail to satisfy the asset tests discussed below in any taxable year beginning after October 22, 2004 (and a de minimis exception does not apply), or we fail certain other tests, the satisfaction of which are required to maintain our qualification as a REIT, and in either case our failure is due to reasonable cause and not due to willful neglect, we may elect to pay an excise tax of $50,000 per failure or, in the case of a failure to satisfy the asset tests, if such amount is greater, an amount equal to the product of the highest corporate income tax rate (currently 35%) and the net income from the nonqualifying assets.

•

Seventh, if we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for the year, (2) 95% of our REIT capital gain net income for the year, and (3) any undistributed taxable income from prior periods, then we will be subject to a 4% excise tax on the excess of such sum over the amounts actually distributed plus retained amounts on which income tax is paid at the corporate level.

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•

Eighth, if we acquire any asset from a corporation that is or has been a “C” corporation (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the “C” corporation, and we subsequently recognize gain on the disposition of the asset during the 10-year period beginning on the date that we acquired the asset, then we will be subject to tax, pursuant to guidelines issued by the IRS, at the highest regular corporate tax rate on this gain to the extent of the built-in gain (i.e., the excess of (a) the fair market value of the asset over (b) our adjusted basis in the asset, each determined as of the date we acquired the asset).

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•

Ninth, we will be subject to a 100% penalty tax on some payments we receive from (or on certain expenses deducted by) a taxable REIT subsidiary if arrangements among us, our tenants, and our taxable REIT subsidiaries are not comparable to similar arrangements among unrelated parties.

Requirements for Qualification as a REIT - General

The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	that issues transferable shares or transferable certificates to evidence its beneficial ownership;

(3)	that would be taxable as a domestic “C” corporation but for Sections 856 through 860 of the Code;

(4)	that is neither a financial institution nor an insurance company within the meaning of certain provisions of the Code;

(5)	that is beneficially owned by 100 or more persons;

(6)

of which during the last half of each taxable year not more than 50% in value of its outstanding stock is owned, actually or constructively, by five or fewer individuals, as defined in the Code to include the entities set forth in Section 542(a)(2) of the Code; and

(7)	that meets certain other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

The Code provides that conditions (1) through (4) must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (6), pension funds and some other tax-exempt entities are treated as individuals, subject to a “look-through” exception in the case of pension funds.

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We believe that we have satisfied each of these conditions. In addition, our articles of incorporation provide for restrictions regarding transfer of our shares of capital stock and our continuing offer to certain partners of The Taubman Realty Group Limited Partnership (“TRG”) to exchange shares of our common stock for their units of partnership interest in TRG and include certain restrictions on who is entitled to exercise these rights. These restrictions are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in (5) and (6) above. If we were to fail to satisfy these share ownership requirements, we would not meet the requirements for qualification as a REIT. If, however, we comply with the rules contained in applicable Treasury Regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement.

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In addition, a corporation may not elect to become a REIT unless its taxable year is the calendar year. We have and intend to continue to have a calendar taxable year.

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In the case of a REIT that is a partner in a partnership or a member of a limited liability company that is taxable as a partnership for Federal income tax purposes, IRS regulations provide that the REIT will be deemed to own its proportionate share (based on its capital interest in the partnership or limited liability company) of the assets of the partnership or limited liability company (as the case may be), and the REIT will be entitled to the income of the partnership or limited liability company (as the case may be) attributable to such share. The character of the assets and gross income of the partnership or limited liability company (as the case may be) retains the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests described below. Accordingly, our proportionate share of the assets, liabilities and items of income of TRG, including TRG’s proportionate share of the assets, liabilities, and items of income of The Taubman Company LLC (the “Manager”) and the shopping center joint ventures (provided that none of the joint ventures are taxable as corporations for Federal income tax purposes) is treated as our assets, liabilities and items of income for purposes of applying the requirements described herein (including the income and asset tests described below). For taxable years beginning after October 22, 2004, one exception to the rule described above is that for purposes of determining whether a REIT owns more than 10% of the total value of the securities of any issuer, a REIT’s proportionate share of the securities held by a partnership is not based solely on the REIT’s capital interest in the partnership but may also include the REIT’s interest in certain debt securities of the partnership held by the REIT (excluding certain debt securities that are not otherwise taken into account in applying the 10% of total value test described below). See “Asset Tests” below.

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Income Tests

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We must satisfy two gross income requirements annually to maintain our qualification as a REIT. First, each taxable year we must derive directly or indirectly at least 75% of our gross income (excluding gross income from prohibited transactions) from investments relating to real property or mortgages on real property (including “rents from real property” and mortgage interest) or from certain types of temporary investments. Second, each taxable year we must derive at least 95% of our gross income (excluding gross income from prohibited transactions) from these real property investments, dividends, interest and gain from the sale or disposition of stock or securities (or from any combination of the foregoing). The term “interest” generally does not include any amount received or accrued (directly or indirectly) if the determination of the amount depends in whole or in part on the income or profits of any person. Nevertheless, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage of receipts or sales.

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For taxable years beginning before October 23, 2004, any gross income arising from certain hedging transactions into which we entered to reduce the interest rate risks with respect to any borrowings incurred or to be incurred by us to acquire or carry real estate assets would have been treated as qualifying income under the 95% gross income test. For taxable years beginning after October 22, 2004, this rule has been changed to exclude from the 95% gross income test any gross income arising from a “clearly identified” hedging transaction into which we enter to manage the risk of interest rate movements, price changes or currency fluctuations with respect to borrowings incurred or to be incurred by us to acquire or carry real estate assets.

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Rents we receive will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if the following conditions are met:

•

First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales;

•

Second, except for rents received from a taxable REIT subsidiary, as discussed below, rents received from a tenant will not qualify as “rents from real property” in satisfying the gross income tests if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the interests in such tenant (a “related-party tenant”);

•

Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to personal property will not qualify as “rents from real property;”

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Fourth, if rent is received from a taxable REIT subsidiary of a REIT with respect to any property, such rent will not qualify as “rents from real property” in satisfying the gross income tests if more than 10% of the leased space at the property is leased to taxable REIT subsidiaries and related-party tenants, or the rents received from such property are not substantially comparable to rents paid by other tenants (except related-party tenants) of the REIT’s property for comparable space; and

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Fifth, for rents to qualify as “rents from real property,” the REIT generally must not operate or manage the property or furnish or render services to the tenants of the property (subject to a 1% de minimis exception), other than through either an independent contractor from whom the REIT derives no revenue or a taxable REIT subsidiary. The REIT may, however, directly perform certain services that are “usually or customarily rendered” in connection with the rental of space for occupancy only or are not considered primarily “for the convenience of the occupant” of the property.

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Substantially all of our income is derived from our partnership interest in TRG. Currently, TRG’s real estate investments give rise to income that enables us to satisfy all of the income tests described above. TRG’s income is largely derived from its interests in the shopping centers. This income generally qualifies as “rents from real property” for purposes of the 75% and the 95% gross income tests. TRG also derives income from its membership interest in the Manager and, to the extent dividends are paid by Taub-Co Management IV, Inc. (“Taub-Co IV”), one of our taxable REIT subsidiaries, from TRG’s interest in Taub-Co IV.

We believe that neither TRG nor any of the entities that own our shopping centers generally charge rent that is based in whole or in part on the income or profits of any person (except by reason of being based on a fixed percentage of receipts or sales, as described above). We believe that neither TRG nor any of the entities that own our shopping centers derives rent from a lease attributable to personal property leased in connection with real property that exceeds 15% of the total rents under that lease. In addition, although TRG or the entities that own our shopping centers may advance money from time to time to tenants for the purpose of financing tenant improvements, they do not intend to charge interest that will depend in whole or in part on the income or profits of any person.

We do not believe that we derive rent from property rented to a related-party tenant; however, the determination of whether we own 10% or more of any tenant is made after the application of complex attribution rules under which we will be treated as owning interests in tenants that are owned by shareholders who own more than 10% of the value of our stock. In determining whether any shareholder will own more than 10% of the value of our stock, each individual or entity will be treated as owning common stock and preferred stock held by certain related individuals and entities. Accordingly, we cannot be absolutely certain whether all related-party tenants have been or will be identified. Although rent derived from a related-party tenant will not qualify as rents from real property and, therefore, will not be qualifying income under the 75% or 95% gross income tests, we believe that the aggregate amount of such rental income (and any other non-qualifying income) in any taxable year will not cause us to exceed the limits on non-qualifying income under such gross income tests.

Neither TRG nor any of the entities that own our shopping centers intends to lease any property to a taxable REIT subsidiary unless it determines that not more than 10% of the leased space at such property would be leased to related-party tenants and our taxable REIT subsidiaries and the rents received from such leases would be substantially comparable to those received from other tenants (except rent from related-party tenants) of TRG or the entities that own our shopping centers for comparable space.

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TRG has entered into an agreement with the Manager pursuant to which the Manager provides services that TRG requires in connection with the operation of TRG’s shopping centers. As a result of TRG’s ownership interests in the Manager and Taub-Co IV, the Manager does not qualify as an independent contractor from which we derive no income. We believe, however, that no amounts of rent should be excluded from the definition of rents from real property solely by reason of the failure to use an independent contractor since an independent contractor will perform any services required to be performed by an independent contractor for rental income from our shopping centers to qualify as “rents from real property.”

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The Manager receives fees in exchange for the performance of certain management and administrative services, including fees to be received pursuant to agreements with us and TRG. A portion of those fees will accrue to us because TRG owns a limited partnership interest in the Manager. Our indirect interest in the management fees generated by the Manager generally results in non-qualifying income under the 75% and 95% gross income tests (at least to the extent attributable to properties in which TRG has no interest or to a joint venture partner’s interest in a property). In any event, we believe that the aggregate amount of such fees (and any other non-qualifying income) attributable to our indirect interest in the Manager in any taxable year has not exceeded and will not exceed the limits on non-qualifying income under the 75% and 95% gross income tests.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under specific provisions of the Code. Generally, we may avail ourselves of the relief provisions if:

•	our failure to meet these tests was due to reasonable cause and not due to willful neglect; and

•

(i) for taxable years beginning before October 23, 2004, we attach to our Federal income tax return a schedule of the sources of our income and any incorrect information on the schedule is not due to fraud with the intent to evade tax, or (ii) for taxable years beginning after October 22, 2004, following identification of the failure, we file with the IRS a schedule describing each item of our gross income.

It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because non-qualifying income that we intentionally incur exceeds the limits on non-qualifying income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. As discussed above in “Taxation of Taubman Centers, Inc. — General,” even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our excess net income. We may not always be able to maintain compliance with the gross income tests for REIT qualification despite our periodic monitoring of our income.

Prohibited Transaction Income

Any gain realized by us on the sale of any property (other than foreclosure property) held as inventory or primarily for sale to customers in the ordinary course of business (including our share of any such gain realized by TRG) will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. TRG owns interests in real property that is situated on the periphery of certain of its shopping centers. TRG intends to hold its properties for investment with a view to long-term appreciation and to engage in the business of acquiring, developing and owning properties. However, TRG does intend to make occasional sales of its properties as are consistent with its investment objectives, and the IRS may contend that one or more of these sales is subject to the 100% penalty tax. In the event TRG determines a sale of property will generate prohibited transaction income, TRG will transfer such property to a taxable REIT subsidiary, and gain from such sale will be subject to the corporate income tax, as discussed below under “The Taxable REIT Subsidiary.”

Asset Tests

At the close of each quarter of our taxable year, we also must satisfy four tests relating to the nature and diversification of our assets.

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First, at least 75% of the value of our total assets (including our allocable share of the assets held by TRG and the subsidiaries of TRG that are treated as partnerships for Federal income tax purposes) must consist of real estate assets, stock or debt instruments held for not more than one year purchased with the proceeds of an offering by us of our stock or long-term (i.e., with a maturity of at least five years) debt offering of our Company, cash, cash items (including receivables), and government securities.

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•	Second, not more than 25% of the value of our total assets may consist of securities, other than those securities includable in the 75% asset test.

•	Third, not more than 20% of the value of our total assets may consist of securities of one or more taxable REIT subsidiaries.

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Fourth, except with respect to a taxable REIT subsidiary or securities includable in the 75% asset test, the value of any one issuer’s securities may not exceed 5% of the value of our total assets and we may not own more than 10% of any one issuer’s outstanding voting securities nor more than 10% of the total value of any one issuer’s outstanding securities, unless with respect to the 10% of total value limitation, the securities are among a limited list of excepted securities, including but not limited to “straight debt.”

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Securities issued by a corporation or partnership that would otherwise qualify as “straight debt” will not so qualify if we own (and any taxable REIT subsidiary in which we own a greater than 50% interest, as measured by vote or value, owns) non-straight debt securities of such issuer that represent more than 1% of the total value of all securities of such issuer.

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Debt instruments issued by a partnership that do not qualify as “straight debt” or for another safe harbor are (1) not taken into account as securities for purposes of the 10% value test to the extent of our interest as a partner in that partnership and/or (2) completely excluded from the 10% value test if at least 75% of the partnership’s gross income (excluding income from “prohibited transactions”) consists of income qualifying under the 75% gross income test. In addition, the 10% value test does not take into account as securities (1) any loan made to an individual or an estate, (2) certain rental agreements in which one or more payments are to be made in subsequent years (other than agreements between us and certain persons related to us), (3) any obligation to pay rents from real property, (4) securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments on obligations issued by) a non-governmental entity and (5) any security issued by another REIT.

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For taxable years beginning after October 22, 2004, we are deemed to own, for purposes of the 10% of total value limitation, the securities held by a partnership based on our proportionate interest in any securities issued by the partnership (excluding “straight debt” and the securities described in the second sentence of the preceding paragraph). Thus, our proportionate share is not based solely on our capital interest in the partnership but may also include our interest in certain debt securities issued by the partnership.

We are deemed to own a proportionate share of all of the assets owned by TRG and by the non-corporate entities which own our shopping centers and in which TRG is (directly or through other non-corporate entities) a partner or member. We believe that more than 75% of the value of these assets qualify as “real estate assets.” An election has been made or will be made to treat each of TRG’s direct or indirect corporate subsidiaries as a taxable REIT subsidiary. Further, we believe that the value of our proportionate share of TRG’s interest in securities of taxable REIT subsidiaries does not exceed 20% of the value of our assets, and we do not expect that it will exceed 20% in the future.

We currently hold an indirect stock interest in T-I REIT, Inc., which has elected to be taxed as a REIT for Federal income tax purposes. As a REIT, T-I REIT, Inc. is subject to the various REIT qualification requirements. We believe that T-I REIT, Inc. has been organized and has operated in a manner to qualify for taxation as a REIT for Federal income tax purposes and will continue to be organized and operated in this manner. If T-I REIT, Inc. were to fail to qualify as a REIT, our interest in T-I REIT, Inc. would cease to be a qualifying real estate asset for purposes of the 75% gross asset test and would become subject to the 5% asset test, the 10% voting stock limitation and the 10% value limitation generally applicable to our ownership in corporations (other than REITs, qualified REIT subsidiaries and taxable REIT subsidiaries). If T-I REIT, Inc. were to fail to qualify as a REIT, we would not meet the 10% voting stock limitation and the 10% value limitation with respect to our interest in T-I REIT, Inc., and we would fail to qualify as a REIT.

After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in the relative values of our assets. If failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, we can cure this failure by disposing of sufficient non-qualifying assets within 30 days after the close of that quarter. An acquisition of securities could result from our increasing our interest in TRG, the exercise by limited partners of their rights to exchange units of partnership interest in TRG for our shares pursuant to the continuing offer or an additional capital contribution of proceeds to TRG from an offering of our shares of beneficial interest.

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For taxable years beginning after October 22, 2004, we will not lose our status as a REIT for failure to satisfy the 5% asset test or the 10% asset test if the failure is due to the ownership of assets the total value of which does not exceed the lesser of 1% of the total value of our assets at the end of the quarter or $10 million, provided that we either dispose of the non-qualifying assets within six months after the last day of the quarter in which we identify the failure or otherwise meet the requirements of the 5% asset test or the 10% asset test by the end of such quarter (the “De Minimis Exception”). If we fail to meet any of the asset tests described above in a taxable year beginning after October 22, 2004, and the failure exceeds the De Minimis Exception, we will still be deemed to satisfy the asset tests if, following our identification of the failure, we file a schedule with a description of each asset that caused the failure, the failure was due to reasonable cause and not willful neglect, we dispose of the non-qualifying assets within six months after the last day of the quarter in which we identified them, and we pay an excise tax equal to the greater of $50,000 or an amount determined by multiplying the highest rate of income tax applicable to corporations by the net income generated by the non-qualifying assets for the period beginning on the first day of the failure to meet the asset tests and ending on the day we dispose of the non-qualifying assets or the end of the first quarter in which there is no longer a failure to satisfy the asset tests. We believe we have maintained, and intend to continue to maintain, adequate records of the value of our assets to enable us to comply with the asset tests and to take such other actions within six months after the close of any quarter as may be required to cure any noncompliance. If we were to fail to cure noncompliance with the asset tests within this time period, we would cease to qualify as a REIT.

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The Taxable REIT Subsidiary

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The Code provides that a REIT may own more than 10% of the voting power and value of securities in a taxable REIT subsidiary. A taxable REIT subsidiary is a corporation, other than a REIT, (a) in which the REIT directly or indirectly owns stock, and (b) as to which an election has been jointly made to treat the corporation as a taxable REIT subsidiary. In addition, any corporation (other than a REIT) is a taxable REIT subsidiary if a taxable REIT subsidiary of a REIT owns directly or indirectly (i) securities having more than 35% of the total voting power of the outstanding securities of the corporation, or (ii) securities with a value of more than 35% of the total value of the outstanding securities of the corporation. As discussed under “Asset Tests” above, not more than 20% of the fair market value of a REIT’s assets can consist of securities of taxable REIT subsidiaries, and stock of a taxable REIT subsidiary is not a qualified asset for purposes of the 75% asset test.

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Although the activities and income of a taxable REIT subsidiary are subject to the corporate income tax, a taxable REIT subsidiary is permitted to engage in activities and render services the income from which, if earned directly by the REIT, might disqualify the REIT. Additionally, under certain limited conditions described above, a REIT may receive rental income from a taxable REIT subsidiary that will be treated as qualifying income for purposes of the income tests.

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The amount of interest on related-party debt a taxable REIT subsidiary may deduct is limited. Further, a 100% excise tax applies to any interest payments by a taxable REIT subsidiary to its affiliated REIT to the extent the interest rate is set above a commercially reasonable level. A taxable REIT subsidiary is generally permitted to deduct interest payments to unrelated parties without any restrictions other than those that would apply irrespective of REIT status.

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Any amount by which a REIT overstates its income or understates its deductions, or understates the income or overstates the deductions of its taxable REIT subsidiary, will be (unless certain exceptions apply) subject to a nondeductible 100% Federal excise tax. Moreover, if an exception from the 100% excise tax applies, the IRS is still permitted to reallocate costs between a REIT and its taxable REIT subsidiary if the REIT’s charges to its taxable REIT subsidiary are not at arm’s length. In that case, any taxable income allocated to, or deductible expenses allocated away from, a taxable REIT subsidiary would increase its tax liability, and the amount of such increase would be subject to an interest charge.

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Annual Distribution Requirement

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To maintain our qualification as a REIT, we are required to distribute dividends (other than capital gain dividends) to our shareholders in an amount at least equal to (i) 90% of our “REIT taxable income” (computed without regard to the dividends paid deduction and our net capital gain), (ii) plus 90% of our net income (after tax), if any, from foreclosure property, (iii) minus the excess of the sum of particular items of our non-cash income (i.e., income attributable to leveled stepped rents, original issue discount on debt, or a like-kind exchange that is later determined to be taxable) over 5% of our “REIT taxable income” as described and computed above. If we dispose of any asset having built-in gain during the 10-year period beginning on the date that we acquired the asset, the built-in gain (after tax), if any, recognized on the disposition of such asset would be included in our “REIT taxable income” for purposes of the distribution requirement.

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We must pay these distributions in the taxable year to which they relate, or in the following taxable year if they are declared during the last three months of the taxable year, payable to shareholders of record on a specified date during such period and paid during January of the following year. Such distributions in January are treated as paid by us and received by our shareholders on December 31 of the year in which they are declared. In addition, at our election, a distribution for a taxable year may be declared in the following taxable year if declared before we timely file our tax return for such year and if paid on or before the first regular dividend payment after such declaration. These distributions are taxable to holders of our capital stock (to the extent that such holders are not otherwise exempt from tax on our dividends by reason of being tax-exempt entities) in the year in which paid. This is so even though these distributions relate to the prior year for purposes of our 90% distribution requirement. To be counted in meeting the 90% distribution requirement, the amount distributed must not be preferential; that is, every shareholder of the class of stock with respect to which a distribution is made must be treated the same as every other shareholder of that class, and no class of stock may be treated otherwise than in accordance with its dividend rights as a class. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be subject to tax on such income at corporate tax rates.

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Our REIT taxable income consists substantially of our distributive share of the income of TRG. Currently, our REIT taxable income is less than the cash flow we receive from TRG as a result of the allowance of depreciation and other non-cash deductions in computing REIT taxable income. Accordingly, we anticipate that we will generally have sufficient cash or liquid assets to enable us to satisfy the 90% distribution requirement.

It is possible that from time to time we may not have sufficient cash or other liquid assets to meet this distribution requirement due to timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of income and deduction of expenses in arriving at our taxable income. If these timing differences occur, then in order to meet the distribution requirement, we may need to arrange for short-term, or possibly long-term, borrowings or we may need to pay dividends in the form of taxable stock dividends.

We may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to shareholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends and being disqualified as a REIT. Nonetheless, we will be required to pay interest based on the amount of any deduction taken for deficiency dividends.

Furthermore, if we should fail to distribute during any calendar year (or in the case of distributions with declaration dates falling in the last three months of the calendar year, by the end of January immediately following such year) at least the sum of 85% of our REIT ordinary income for such year, 95% of our REIT capital gain income for the year and any undistributed taxable income from prior periods, then we would be subject to a 4% excise tax on the excess of such sum over the amounts actually distributed plus retained amounts on which income tax was paid at the corporate level. Because the amount actually distributed is deemed, for purposes of these calculations, to include amounts on which the REIT was required to pay a corporate-level tax, such as retained capital gains, the 4% excise tax is not in fact imposed on retained capital gains. Any REIT taxable income and net capital gain on which this excise tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating such tax.

Failure to Qualify

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If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to shareholders in any year in which we fail to qualify will not be deductible by us, and we will not be required to distribute any amounts to our shareholders. As a result, our failure to qualify as a REIT would reduce the cash available for distribution by us to our shareholders. In addition, if we fail to qualify as a REIT, all distributions to shareholders will generally be taxable in the same manner as “C” corporation distributions, and subject to limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which we lost our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

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Taxation of Taxable U.S. Shareholders

As used below, the term “U.S. shareholder” means a holder of shares of our common stock who (for United States Federal income tax purposes):

•	is a citizen or resident of the United States;

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is a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia, unless, in the case of an entity taxed as a partnership, Treasury Regulations provide otherwise;

•	is an estate the income of which is subject to United States Federal income taxation regardless of its source; or

•

is a trust if a United States court is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of the trust.

Notwithstanding the preceding sentence, to the extent provided in Treasury Regulations, certain trusts in existence, and treated as United States persons, prior to August 20, 1996, and that elect to continue to be treated as United States persons, shall also be considered U.S. shareholders.

Distributions Generally

As long as we qualify as a REIT, distributions out of our current or accumulated earnings and profits, other than “qualified dividend income” or dividends designated as capital gain dividends, will constitute dividends taxable to our taxable U.S. shareholders as ordinary income. These distributions will not be eligible for the dividends-received deduction in the case of U.S. shareholders that are corporations.

For purposes of determining whether distributions to holders of shares are made out of current or accumulated earnings and profits, our earnings and profits will be allocated first to the outstanding preferred stock and then to the common stock. To the extent that we make distributions, other than capital gain dividends discussed below, in excess of our current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each U.S. shareholder. This treatment will reduce the adjusted basis which each U.S. shareholder has in his shares for tax purposes by the amount of the distribution (but not below zero). Distributions in excess of a U.S. shareholder’s adjusted basis in his shares will be taxable as capital gains (provided that the shares have been held as a capital asset) and will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and payable to a shareholder of record on a specified date in any of these months will be treated as both paid by us and received by the shareholder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following calendar year.

Shareholders may not include in their own income tax returns any of our net operating losses or capital losses.

Capital Gain Distributions

Distributions that we properly designate as capital gain dividends will be taxable to taxable U.S. shareholders as gains (to the extent that they do not exceed our actual net capital gain for the taxable year) from the sale or disposition of a capital asset. U.S. shareholders that are corporations may, however, be required to treat up to 20% of some capital gain dividends as ordinary income. We allocate capital gain dividends between the holders of preferred stock and common stock based on the ratio that the total amount of dividends paid or made available to a class of stock for the taxable year bears to the total dividends paid or made available to all classes of stock for the taxable year.

Retention of Net Long-Term Capital Gains

We may elect to retain, rather than distribute as a capital gain dividend, our net long-term capital gains. If we make this election, we would pay tax on our retained net long-term capital gains. In addition, to the extent we designate, a U.S. shareholder generally would:

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include its proportionate share of our undistributed long-term capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls (subject to certain limitations as to the amount that is includable);

•	be deemed to have paid the capital gains tax imposed on us on the designated amounts included in the U.S. shareholder’s long-term capital gains;

•	receive a credit or refund for the amount of tax deemed paid by it;

•	increase the adjusted basis of its common stock by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

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in the case of a U.S. shareholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be prescribed by the IRS.

Capital Gain Classification

We will classify portions of any designated capital gain dividend or undistributed capital gain as either:

(1)	a 15% rate gain distribution, which would be taxable to non-corporate U.S. shareholders at a maximum rate of 15%; or

(2)	an “unrecaptured Section 1250 gain” distribution, which would be taxable to non-corporate U.S. shareholders at a maximum rate of 25%.

We must determine the maximum amounts that we may designate as 15% and 25% rate capital gain dividends by performing the computation required by the Code as if the REIT were an individual whose ordinary income were subject to a marginal tax rate of at least 28%.

Recipients of capital gain dividends from us that are taxed at corporate income tax rates will be taxed at the normal corporate income tax rates on those dividends.

Qualified Dividend Income

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We may elect to designate a portion of our distributions paid to non-corporate U.S. shareholders as “qualified dividend income.” A portion of a distribution that is properly designated as qualified dividend income is taxable to non-corporate U.S. shareholders as capital gain, provided generally that the shareholder has held the shares with respect to which the distribution is made for more than 60 days during the 121-day period beginning 60 days before the date on which such shares become ex-dividend with respect to the relevant distribution and the shareholder meets certain other holding period requirements. The maximum amount of our distributions eligible to be designated as qualified dividend income for a taxable year is generally equal to the sum of:

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(1)	the qualified dividend income received by us during such taxable year from domestic (and certain foreign) non-REIT “C” corporations (including our corporate subsidiaries);

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(2)

the excess of any “undistributed” REIT taxable income recognized during the immediately preceding year over the Federal income tax paid by us with respect to such undistributed REIT taxable income; and

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(3)

any income recognized during the immediately preceding year attributable to the sale of a built-in-gain asset that was acquired by us in a carry-over basis transaction from a non-REIT “C” corporation or held by us on the first day of a taxable year for which we first requalify as a REIT after being subject to tax as a “C” corporation for more than two years (less the amount of corporate tax on such income).

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Generally, dividends that we receive will be treated as qualified dividend income for purposes of (1) above if the dividends are received from a domestic corporation (other than a REIT or a regulated investment company) or a “qualifying foreign corporation” and specified holding period requirements and other requirements are met. A foreign corporation (other than a “passive foreign investment company”) will be a qualifying foreign corporation if it is incorporated in a possession of the United States, the corporation is eligible for benefits of an income tax treaty with the United States that the Secretary of Treasury determines is satisfactory, or the stock of the foreign corporation with respect to which the dividend is paid is readily tradable on an established securities market in the United States. We generally expect that an insignificant portion, if any, of our distributions will consist of qualified dividend income.

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Passive Activity Losses and Investment Interest Limitations

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Distributions we make and gain arising from the sale or exchange by a U.S. shareholder of our common stock will not be treated as passive activity income. As a result, U.S. shareholders generally will not be able to apply any “passive losses” against this income or gain. Distributions we make (to the extent they do not constitute a return of capital) generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of our common stock, however, may not be treated as investment income in some circumstances.

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Dispositions of Shares of Common Stock

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If you are a U.S. shareholder and you sell or dispose of shares of our common stock, you will recognize gain or loss for Federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property you receive on the sale or other disposition and your adjusted basis in the shares for tax purposes. This gain or loss will be capital if you have held the shares as a capital asset and will be long-term capital gain or loss if you have held the shares for more than one year. In general, if you are a U.S. shareholder and you recognize loss upon the sale or other disposition of shares that you have held for six months or less (after applying holding period rules set forth in the Code), the loss you recognize will be treated as a long-term capital loss, to the extent you received distributions from us which were required to be treated as long-term capital gains or to the extent you were required to recognize long-term capital gain in respect of our retained net long-term capital gain, as described above.

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Reduction in Certain Tax Rates

The Jobs and Growth Tax Relief Reconciliation Act of 2003 reduced the maximum individual tax rate for long-term capital gains generally from 20% to 15% (for sales occurring through December 31, 2008) and for ordinary income generally from 38.6% to 35% (for tax years through 2008). Generally, dividends from non-REIT C corporations will be taxed at capital gain rates, as opposed to ordinary income rates (for tax years through 2008). Without future congressional action, in 2009 the maximum tax rate on long-term capital gains will return to 20%, and dividends from non-REIT C corporations will be taxed at ordinary income tax rates, and the maximum ordinary income tax rate on dividends will increase to 39.6% in 2011. Because we are not generally subject to Federal income tax on the portion of our REIT taxable income or capital gains distributed to our stockholders, our dividends will generally not be eligible for the new 15% tax rate on dividends. As a result, our ordinary REIT dividends will continue to be taxed at the higher tax rates applicable to ordinary income.

However, the 15% tax rate for long-term capital gains and dividends will generally apply to:

•	your long-term capital gains, if any, recognized on the disposition of our shares;

•

our distributions designated as long-term capital gain dividends (except to the extent attributable to “unrecaptured Section 1250 gain,” in which case such distributions would continue to be subject to a 25% tax rate); and

•	our “qualified dividend income.”

Backup Withholding and Information Reporting

We report to our U.S. shareholders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a shareholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. The back-up withholding rate currently is 28%. A U.S. shareholder that does not provide us with his correct taxpayer identification number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the shareholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status. See “Taxation of Non-U.S. Shareholders.”

Taxation of Tax-Exempt Shareholders

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The IRS has ruled that amounts distributed as dividends by a REIT do not constitute unrelated business taxable income (“UBTI”) when received by a tax-exempt entity, subject to the exception discussed below for dividends paid by a “pension held REIT.” Based on that ruling, provided that a tax-exempt shareholder (except tax-exempt shareholders described below) has not held its shares as “debt financed property” within the meaning of the Code (generally, shares, the acquisition of which was financed through a borrowing by the tax-exempt shareholder) and the shares are not otherwise used in a trade or business, dividend income from us will not be UBTI to a tax-exempt shareholder. Similarly, income from the sale of shares will not constitute UBTI unless a tax-exempt shareholder has held its shares as “debt financed property” within the meaning of the Code or has used the shares in its trade or business.

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For tax-exempt shareholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from Federal income taxation under Code Sections 501(c)(7), (c)(9), (c)(17) and (c)(20), respectively, and certain other tax-exempt entities, income from an investment in our common stock will constitute UBTI unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in our common stock. These prospective investors should consult their own tax advisors concerning these “set aside” and reserve requirements.

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Notwithstanding the above, however, a portion of the dividends paid by a “pension held REIT” may be treated as UBTI as to any trust which:

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•	is described in Section 401(a) of the Code;

•	is tax-exempt under Section 501(a) of the Code; and

•	holds more than 10% (by value) of the interests in the REIT.

Tax-exempt pension funds that are described in Section 401(a) of the Code are referred to below as “qualified trusts.”

A REIT is a “pension held REIT” if:

•

it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that stock owned by qualified trusts will be treated, for purposes of the “not closely held” requirement, as owned by the beneficiaries of the trust (rather than by the trust itself); and

•

either at least one such qualified trust holds more than 25% (by value) of the interests in the REIT, or one or more such qualified trusts, each of which owns more than 10% (by value) of the interests in the REIT, holds in the aggregate more than 50% (by value) of the interests in the REIT.

The percentage of any REIT dividend treated as UBTI is equal to the ratio of:

•	the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on

UBTI) to

•	the total gross income of the REIT.

A de minimis exception applies where the percentage is less than 5% for any year.

Taxation of Non-U.S. Shareholders

The rules governing United States Federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and foreign trusts and estates are complex, and the following is only a brief summary of these rules. Prospective non-U.S. shareholders should consult with their own tax advisors to determine the impact of Federal, state and local income tax laws on an investment in the Company, including any reporting requirements.

When we use the term “non-U.S. shareholder,” we mean a holder of our common stock who (for United States Federal income tax purposes) is not a U.S. shareholder. See “Taxation of Taxable U.S. Shareholders,” above.

Distributions

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Unless a non-U.S. shareholder owns more than 5% of our common stock at any time during the taxable year, or our common stock is not regularly traded on an established securities market located in the United States, a distribution made by us with respect to our common stock will generally be treated as a dividend of ordinary income to the extent the distribution is made out of our current or accumulated earnings and profits.

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Distributions treated as a dividend of ordinary income will generally be subject to withholding of United States Federal income tax on a gross income basis (that is, without allowance of deductions) at a 30% rate unless an applicable tax treaty reduces that rate and the non-U.S. shareholder files an IRS Form W-8BEN. However, distributions treated as a dividend of ordinary income will be subject to a Federal income tax on a net basis (that is, after allowance of deductions) when the dividend is treated as effectively connected with the non-U.S. shareholder’s conduct of a United States trade or business and the non-U.S. shareholder has filed an IRS Form W-8ECI with us. In this event, as long as certain certification and disclosure requirements are met, the dividend will be taxed at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such dividends and will generally not be subject to withholding. Any such dividends received by a non-U.S. shareholder that is a corporation may also be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Under current Treasury Regulations, dividends paid to an address in a country outside the United States are generally presumed to be paid to a resident of the country for purposes of determining the applicability of withholding discussed above and the applicability of a tax treaty rate. A non-U.S. shareholder who wishes to claim the benefit of an applicable treaty rate will be required to satisfy certain certification and other requirements. Under certain treaties, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT.

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If we make a distribution in excess of our current or accumulated earnings and profits, the distribution will not be taxable to a non-U.S. shareholder to the extent it does not exceed the adjusted basis of the shareholder’s shares. Instead, the distribution will reduce the adjusted basis of the shareholder’s shares. If the distribution does exceed the adjusted basis of a non-U.S. shareholder’s shares, the distribution will result in gain from the sale or exchange of the non-U.S. shareholder’s shares. We discuss the tax treatment of this gain in further detail below. For withholding purposes, we treat all distributions as if made out of our current or accumulated earnings and profits. However, the IRS will generally refund amounts that are withheld if it is determined that the distribution was, in fact, in excess of our current or accumulated earnings and profits.

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We expect to withhold United States Federal income tax at the rate of 30% on any dividend distributions (including distributions that later may be determined to have been in excess of current and accumulated earnings and profits) made to a non-U.S. shareholder unless:

(1)	a lower treaty rate applies and the non-U.S. shareholder files with us an IRS Form W-8BEN evidencing eligibility for that reduced treaty rate; or

(2)	the non-U.S. shareholder files an IRS Form W-8ECI with us claiming that the distribution is income effectively connected with the non-U.S. shareholder’s conduct of a United States trade or business.

In any event, we may be required to withhold at least 10% of any distribution in excess of our current and accumulated earnings and profits, even if a lower treaty rate applies and the non-U.S. shareholder is not liable for tax on the receipt of that distribution. However, a non-U.S. shareholder may seek a refund of these amounts from the IRS if the non-U.S. shareholder’s United States tax liability with respect to the distribution is less than the amount withheld.

A distribution to a non-U.S. shareholder that we properly designate as a capital gain dividend at the time of distribution that does not arise from our disposition of a United States real property interest generally will not be subject to United States Federal income taxation unless any of the following are true:

•

investment in our common stock is effectively connected with the non-U.S. shareholder’s United States trade or business, in which case the non-U.S. shareholder will be taxed on the gain at the same rates as U.S. shareholders (except that a shareholder that is a foreign corporation may also be subject to the 30% branch profits tax); or

•

the non-U.S. shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the nonresident alien individual will be taxed at a rate equal to 30% of the individual’s capital gains.

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Pursuant to the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”), distributions made by us with respect to our common stock to non-U.S. shareholders that hold more than 5% of our common stock at any time during the taxable year, which distributions are attributable to gain from our sale or exchange of United States real property interests, will cause the non-U.S. shareholders to be treated as recognizing this gain as income effectively connected with a United States trade or business. This same treatment would also apply to distributions to non-U.S. shareholders that own 5% or less of our common stock if our common stock were no longer regularly traded on an established securities market located in the United States. Non-U.S. shareholders would generally be taxed at the same rates as U.S. shareholders (subject to a special alternative minimum tax in the case of nonresident alien individuals) on these distributions. Also, a non-U.S. shareholder that is a corporation may be subject to a 30% branch profits tax on this distribution. Under such circumstances, we are generally required to withhold 35% of any such distribution. This amount is creditable against the non-U.S. shareholder’s United States Federal income tax liability.

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Unless a non-U.S. shareholder holds more than 5% of our common stock at any time during the taxable year, or our common stock were no longer regularly traded on an established securities market located in the United States, a non-U.S. shareholder is not taxable on a distribution attributable to gain from our sale or exchange of United States real property interests as if the gain were income effectively connected with a United States trade or business. Instead, such non-U.S. shareholder is taxed on the distribution as a dividend that is not a capital gain dividend, and the branch profits tax does not apply to such distribution.

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We or any nominee (e.g., a broker holding shares in street name) may rely on a certificate of non-foreign status on Form W-8 or Form W-9 to determine whether withholding is required on gains realized from the disposition of United States real property interests. A domestic person who holds shares on behalf of a non-U.S. shareholder will bear the burden of withholding, provided that we have properly designated the appropriate portion of a distribution as a capital gain dividend.

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Sale of Shares of Common Stock

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Unless shares of our common stock constitute a “United States real property interest” within the meaning of FIRPTA, a sale or exchange of shares by a non-U.S. shareholder generally will not be subject to United States Federal income taxation. Our shares will not constitute a “United States real property interest” if we are a “domestically controlled REIT.” A “domestically controlled REIT” is a REIT in which at all times during a specified testing period non-U.S. shareholders held, directly or indirectly, less than 50% in value of the REIT’s shares. We believe that we are, and expect to continue to be, a “domestically-controlled REIT” and, therefore, the sale of our shares should not be subject to taxation under FIRPTA. Because our shares are publicly traded, however, no assurance can be given that we are or will be a “domestically-controlled REIT.”

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If we are not or cease to be a “domestically-controlled REIT,” a non-U.S. shareholder’s sale or exchange of our common stock would be subject to United States taxation under FIRPTA as a sale of a “United States real property interest,” assuming our common stock continues to be regularly traded (as defined by applicable Treasury Regulations) on an established securities market (e.g., the New York Stock Exchange), only if the seller owned (actually or constructively) more than 5% of our common stock during the applicable testing period. If gain on the sale or exchange of our common stock were subject to taxation under FIRPTA, the non-U.S. shareholder would be subject to the same United States Federal income tax treatment with respect to the gain as a U.S. shareholder (subject to any applicable alternative minimum tax in the case of nonresident alien individuals and the possible application of the 30% branch profits tax in the case of foreign corporations), and the purchaser of our common stock would be required to withhold and remit to the IRS 10% of the purchase price.

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Notwithstanding the foregoing, a non-U.S. shareholder who recognizes gain from the sale or exchange of our common stock which is not subject to FIRPTA, will be subject to United States taxation if:

•	the non-U.S. shareholder’s investment is effectively connected with a United States trade or business (or, if an income treaty applies, is attributable to a United States permanent establishment); or

•

the non-U.S. shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States. In this case, the non-U.S. shareholder will be subject to a 30% United States withholding tax on the amount of the gain.

Backup Withholding Tax and Information Reporting

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Backup withholding tax generally is a withholding tax imposed on certain payments to persons that fail to furnish certain information under the United States information reporting rules, as discussed above under “Backup Withholding and Information Reporting.” Non-U.S. shareholders will generally not be subject to backup withholding tax and information reporting for distributions they receive from us.

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As a general matter, backup withholding and information reporting will generally not apply to a payment of the proceeds of a sale of stock by or through a foreign office of a foreign broker. Information reporting (but not backup withholding) will apply, however, to a payment of the proceeds of a sale by a noncorporate shareholder of stock by or through a foreign office of a broker that:

•	is a United States person;

•	derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States;

•	is a “controlled foreign corporation” (generally, a foreign corporation controlled by United States shareholders) for United States tax purposes; or

•	is a “foreign partnership which generally is owned more than 50% by U.S. persons and/or is engaged in the conduct of a trade or business in the United States.

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Treasury Regulations provide certain presumptions if the shareholder fails to provide certain required documentation. Failure to provide the documentation may result in backup withholding. You are urged to consult your advisor regarding the required documentation and the backup withholding rules.

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Tax Aspects of TRG

The following discussion summarizes certain Federal income tax considerations applicable solely to our investment in TRG. The discussion does not cover state or local tax laws or any Federal tax laws other than income tax laws.

Classification

We are entitled to include in our income our distributive share of TRG’s income and to deduct our distributive share of TRG’s losses only if TRG is classified for Federal income tax purposes as a partnership rather than as an association taxable as a corporation. TRG is entitled to include in its income its distributive share of the income or losses of any entity that owns our shopping centers only if such entity is classified as a partnership or a disregarded entity for Federal income tax purposes.

An entity will be classified as a partnership or a disregarded entity rather than as a corporation or an association taxable as a corporation for Federal income tax purposes if the entity is treated as a partnership or a disregarded entity under Treasury Regulations, effective January 1, 1997, relating to entity classification.

In general, under these classification regulations, an unincorporated entity with at least two members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity fails to make an election, it generally will be treated as a partnership for Federal income tax purposes. An unincorporated entity, such as a limited liability company, that has only one member and that does not elect to be classified as a corporation will be disregarded. The Federal income tax classification of an entity that was in existence prior to January 1, 1997, such as TRG and many of the entities that own our shopping centers, will be respected for all periods prior to January 1, 1997 if:

•	the entity had a reasonable basis for its claimed classification;

•	the entity and all members of the entity recognized the Federal income tax consequences of any changes in the entity’s classification within the 60 months prior to January 1, 1997; and

•	neither the entity nor any member of the entity was notified in writing by a taxing authority on or before May 8, 1996, that the classification of the entity was under examination.

We believe that TRG and each entity that existed prior to 1997 and that owns any of our shopping centers reasonably claimed partnership classification under the Treasury Regulations relating to entity classification in effect prior to January 1, 1997, and such classification should be respected for Federal income tax purposes. TRG and the entities that own our shopping centers intend to continue to be classified as partnerships or disregarded entities for Federal income tax purposes, and none of them will elect to be treated as an association taxable as a corporation under the entity classification regulations.

We also believe that the trust in which we own an interest (“The TRG Trust”) is not taxable as a corporation for Federal income tax purposes. No assurance can be given, however, that the IRS will not challenge the non-corporate status of such trust for Federal income tax purposes. If such challenge were sustained by a court, such trust would be treated as a corporation for Federal income tax purposes, as described below. In addition, our belief is based on existing law, which is to a great extent the result of administrative and judicial interpretation. We cannot be certain that administrative or judicial changes would not modify these conclusions.

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If for any reason, The TRG Trust were taxable as a corporation rather than as a trust for Federal income tax purposes, we would be unable to satisfy the asset requirements for REIT status. See “Asset Tests.” If such trust were taxable as a corporation, items of income and deduction would not pass through to its beneficiary, which would be treated as a shareholder for tax purposes. The trust would be required to pay income tax at corporate tax rates on its net income, and distributions would constitute dividends that would not be deductible in computing the trust’s taxable income.

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Partners, Not TRG, Subject to Tax

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A partnership such as TRG is not a taxable entity for Federal income tax purposes. Rather, we are required to take into account our allocable share of TRG’s income, gains, losses, deductions, and credits for any taxable year of TRG ending within or with our taxable year regardless of whether we have received or will receive a distribution from TRG.

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Tax Allocations with Respect to Contributed Properties

Pursuant to Section 704(c) of the Code, income, gain, loss, and deduction, including depreciation, attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for Federal income tax purposes in such a manner that the contributor is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution. TRG’s partnership agreement requires allocations of income, gain, loss, and deduction attributable to such contributed property to be made in a manner that is consistent with Section 704(c) of the Code. Accordingly, depreciation on any property contributed to TRG is allocated to each contributing partner in a manner designed to reduce the difference between such property’s fair market value and its tax basis, using methods that are intended to be consistent with statutory intent and Treasury Regulations under Section 704(c) of the Code. Any income, gain, loss, or deduction in excess of that specially allocated to the contributing partners pursuant to Section 704(c) of the Code is allocated to TRG’s partners in accordance with their percentage interests.

Sale of TRG’s Property

Generally, any gain realized by TRG on the sale of property held by TRG or an entity that owns our shopping centers for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Under Section 704(c) of the Code and the Treasury Regulations governing the revaluation of TRG’s assets and the restatement of its capital accounts to fair market value, any built-in gain (or “Section 704(c) gain”) attributable to appreciation in the regional shopping center interests prior to the admission of the Company to TRG in late 1992, must, when recognized, be allocated to the contributing partners. Thus, we will not incur a tax on such Section 704(c) gains because (except as noted below) they must be allocated to partners in TRG other than us. In addition, any Section 704(c) gain with respect to properties contributed to TRG subsequent to our admission to TRG must be allocated to the contributing partners. As a consequence of our 1% pre-contribution interests in two of our shopping centers, we will be allocated an equivalent portion of Section 704(c) gain in the event of a disposition of either property. Further, depreciation will be allocated to reduce the disparity between fair market value and tax basis with respect to appreciated property contributed to TRG or otherwise held by TRG prior to our admission to TRG. Such allocations will permit us to claim larger depreciation deductions because we have, except as noted above, contributed solely unappreciated property. On the other hand, upon a revaluation of TRG’s assets, we will be treated as having Section 704(c) gain equal to the difference between their revalued fair market value and our share of the tax basis of TRG’s assets. As a result of this difference, our depreciation deductions will be reduced to take into account the disparity between fair market value and the tax basis of the assets that have been revalued. In addition, upon a taxable disposition of such revalued assets, we will be allocated our share of the remaining difference between their revalued fair market value and our share of the tax basis of TRG’s assets.

Upon the sale of an asset, TRG is required to distribute to its partners an amount determined by reference to the greater of the tax liability of its partners other than us or our net capital gain. TRG’s partnership agreement provides for pro rata distributions to its partners in all cases. Accordingly, the distribution provisions in TRG’s partnership agreement should permit us to distribute 100% of our capital gain. As a result of the pro rata nature of the distribution provisions, however, it is possible that TRG will be required to distribute to its partners all of the proceeds from a sale of an asset.

Our share of any gain realized by TRG on the sale of any property held by TRG or a non-corporate subsidiary of TRG as inventory or other property held primarily for sale to customers in the ordinary course of TRG’s or its non-corporate subsidiary’s trade or business will, however, be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See “Prohibited Transaction Income,” above. Such prohibited transaction income will also adversely affect our ability to satisfy the income tests for REIT status. See “Income Tests,” above. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of TRG’s or its non-corporate subsidiary’s trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. TRG and its non-corporate subsidiaries intend to hold our shopping centers for investment with a view to long-term appreciation, and to engage in the business of acquiring, developing, owning, and operating our shopping centers, including peripheral land, consistent with TRG’s and its non-corporate subsidiaries’ investment objectives. In the event TRG determines a sale of property will generate prohibited transaction income, TRG intends to transfer such property to a taxable REIT subsidiary. See “The Taxable REIT Subsidiary,” above.

Other Tax Consequences

We may be subject to state or local taxation in various state or local jurisdictions, including those in which we transact business, and our shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which they reside. Our state and local tax treatment may not conform to the Federal income tax consequences discussed above. In addition, your state and local tax treatment may not conform to the Federal income tax consequences discussed above. Consequently, you should consult your tax advisors regarding the effect of state and local tax laws on a disposition of limited partnership units or an investment in our common stock.

If a shareholder recognizes a loss as a result of a transaction with respect to our common stock of at least (i) for a shareholder that is an individual, S corporation, trust, or a partnership with at least one non-corporate unitholder, $2 million or more in a single taxable year or $4 million or more in a combination of taxable years, or (ii) for a shareholder that is either a corporation or a partnership with only corporate unitholders, $10 million or more in a single taxable year or $20 million or more in a combination of taxable years, such shareholder may be required to file a disclosure statement with the Internal Revenue Service on Form 8886. Direct stockholders of portfolio securities are in many cases exempt from this reporting requirement, but shareholders of a REIT currently are not exempt. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. There may be other circumstances in which shareholders might be required to report their investment in us under tax shelter regulations. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

PLAN OF DISTRIBUTION

The Selling Shareholders may offer and sell the common stock at prevailing market prices or in privately negotiated transactions. The Selling Shareholders will be responsible for any commissions or discounts due to brokers or dealers. The amount of those commissions or discounts will be negotiated before the sales. Brokers or dealers participating in any sale of common stock offered by the Selling Shareholders may act either as principals or agents, may use block trades to position and resell the shares and may be deemed “underwriters” under the Securities Act.

LEGAL MATTERS

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The legality of the shares of our common stock covered by this prospectus and our qualification as a REIT for Federal income tax purposes has been passed upon for us by Honigman Miller Schwartz and Cohn LLP, Detroit, Michigan. Partners of Honigman Miller Schwartz and Cohn LLP own an aggregate of approximately 57,000 shares of our common stock, and Jeffrey H. Miro, a partner of Honigman Miller Schwartz and Cohn LLP, is our corporate Secretary.

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EXPERTS

Our consolidated financial statements and related financial statement schedules as of and for the year ended December 31, 2004, the combined financial statements and related financial statement schedules of the Unconsolidated Joint Ventures of The Taubman Realty Group Limited Partnership as of and for the year ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. Our consolidated financial statements and the combined financial statements of the Unconsolidated Joint Ventures of The Taubman Realty Group Limited Partnership as of December 31, 2003 and for the two years ended December 31, 2003, incorporated in this prospectus by reference from our annual report on Form 10-K for the year ended December 31, 2004, have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth all expenses payable by us in connection with the offering of our common shares being registered by this registration statement. All amounts are estimated except the SEC registration fee.

SEC registration fee	$11,345
Legal fees and expenses	2,000
Accounting fees and expenses	8,500
Miscellaneous	1,000
Total	$40,845

Item 15. Indemnification of Directors and Officers

The Registrant’s Restated Articles of Incorporation, as amended (the “Articles”), provide that no director of the Registrant shall be liable to the Registrant or the shareholders for monetary damages for breach of the director’s fiduciary duty. Such provision does not limit a director’s liability to the Registrant or its shareholders resulting from:

(i)	a breach of the director’s duty of loyalty to the Registrant or its shareholders;

(ii)           acts or omissions of the director not in good faith or that involve intentional misconduct or knowing violation of the law;

(iii)          a violation of Section 551(1) of the Michigan Business Corporation Act (relating to unlawful payments of dividends); or

(iv)	a transaction from which the director derived an improper personal benefit.

The Articles provide for mandatory indemnification by the Registrant of the directors (including directors of subsidiaries) to the fullest extent permitted or not prohibited by existing law or to such greater extent as may be permitted or not prohibited under succeeding provisions of law. The Articles provide that the Registrant shall pay the expenses incurred by a director of the Registrant (including a director of a subsidiary) in defending a civil or criminal action, suit, or proceeding involving such person’s acts or omissions as a director of the Registrant (or of a subsidiary).

The Articles authorize the Registrant to indemnify any officer of the Registrant (or of a subsidiary), if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Registrant or its shareholders and, with respect to a criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful. Unless ordered by a court, indemnification of an officer shall be made by the Registrant only as authorized in a specific case upon the determination that indemnification of the officer is proper in the circumstances because he or she has met the applicable standard of conduct. Such determination shall be made (i) by majority vote of the directors of the Registrant who are not parties to the action, suit or proceeding, (ii) by independent legal counsel in a written opinion, or (iii) by the shareholders of the Registrant. The Articles authorize the Registrant to pay the expenses incurred by an officer in defending a civil or criminal action, suit, or proceeding in advance of the final disposition thereof, upon receipt of an undertaking by or on behalf of such officer to repay the expenses if it is ultimately determined that the person is not entitled to be indemnified by the Registrant. Such undertaking shall be by unlimited general obligation of the person on whose behalf advances are made but need not be secured.

The Registrant has the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Registrant or is liable as a director of the Registrant, or is or was serving, at the request of the Registrant, as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against any liability asserted against him or her and incurred by him or her in any such capacity or arising out of his or her status as such, regardless of whether the Registrant would have power to indemnify him or her against such liability.

The Registrant has purchased a policy of directors’ and officers’ insurance that insures both the Registrant and its officers and directors against expenses and liabilities of the type normally insured against under such policies, including the expenses of the indemnification described above.

Item 16. Exhibits

The following exhibits are filed herewith or incorporated by reference:

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4.1	Restated Articles of Incorporation, as amended, of Taubman Centers, Inc., incorporated by reference to Exhibit 3(b) to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004

4.2	Restated By-laws of Taubman Centers, Inc., incorporated herein by reference to Exhibit (a) (4) filed with the

Registrant’s Schedule 14D-9/A (Amendment No. 3) filed December 20, 2002

4.3	Amendment to Restated By-laws of Taubman Centers, Inc., dated May 18, 2005, incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed May 19, 2005.

5.1*	Opinion of Honigman Miller Schwartz and Cohn LLP as to the legality of the common stock being registered

8.1*	Opinion of Honigman Miller Schwartz and Cohn LLP as to certain tax matters

23.1*	Consent of Honigman Miller Schwartz and Cohn LLP

23.2	Consent of KPMG LLP

23.3	Consent of Deloitte & Touche LLP

24.1*	Power of attorney

* Previously filed.

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Item 17. Undertakings

(1)	The undersigned registrant hereby undertakes:

a.              To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, the paragraphs (a)(i) and (a)(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

b.             That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

c.              To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(2)            The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)            Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, the registrant pursuant to the foregoing provisions, or otherwise has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(4)	The undersigned registrant hereby undertakes that:

a.              For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus as filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

b.             For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

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Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bloomfield Hills, State of Michigan, on June 8, 2005.

TAUBMAN CENTERS, INC.

By: /s/ Lisa A. Payne
Lisa A. Payne
Vice Chairman and Chief Financial Officer

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Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Robert S. Taubman	Chairman of the Board, President	June 8, 2005
Robert S. Taubman	and Chief Executive Officer
(Principal Executive Officer)

/s/ Lisa A. Payne	Vice Chairman and	June 8, 2005
Lisa A. Payne	Chief Financial Officer and Director
(Principal Financial Officer)

/s/ William S. Taubman	Chief Operating Officer	June 8, 2005
William S. Taubman	and Director

/s/ Esther R. Blum	Senior Vice President, Controller,	June 8, 2005
Esther R. Blum	and Chief Accounting Officer
(Principal Accounting Officer)

*	Director	June 8, 2005

Graham T. Allison

*	Director	June 8, 2005

Allan J. Bloostein

*	Director	June 8, 2005

Jerome A. Chazen

*	Director	June 8, 2005

Craig M. Hatkoff

*	Director	June 8, 2005

Peter Karmanos, Jr.

* By: /s/ Lisa A. Payne
Lisa A. Payne
Attorney-in-Fact

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EXHIBIT INDEX

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No.	Exhibit Name

4.1	Restated Articles of Incorporation, as amended, of Taubman Centers, Inc., incorporated by reference to Exhibit 3(b) to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004

4.2	Restated By-laws of Taubman Centers, Inc., incorporated herein by reference to Exhibit (a) (4) filed with the

Registrant’s Schedule 14D-9/A (Amendment No. 3) filed December 20, 2002

4.3	Amendment to Restated By-laws of Taubman Centers, Inc., dated May 18, 2005, incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed May 19, 2005.

5.1*	Opinion of Honigman Miller Schwartz and Cohn LLP as to the legality of the common stock being registered

8.1*	Opinion of Honigman Miller Schwartz and Cohn LLP as to certain tax matters

23.1*	Consent of Honigman Miller Schwartz and Cohn LLP

23.2	Consent of KPMG LLP

23.3	Consent of Deloitte & Touche LLP

24.1*	Power of attorney

* Previously filed.

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